St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

7 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 4E Preliminary Final Report
- Full Year Results Presentation
- St.George Establishes New A$ Benchmarks
- St.George New Benchmarks Oversubscribed

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
Secretary

dlw 11/25

FILE NO. 82-3809

03 ... 7:21

St.George Bank Limited

ABN 92 055 513 070

APPENDIX 4E

PRELIMINARY FINAL REPORT

for the year ended

30 September 2003

Released

5 November 2003

Available on our Internet site at www.stgeorge.com.au

news release

5 November 2003
RE021102

St.George reports 20 per cent increase in profit

Mr Frank Conroy, Chairman of St.George Bank, today announced a record profit after tax of $606 million for the year ended September 2003, up 20% from the 2002 result of $505 million before significant items. A final fully franked dividend of 50 cents has been declared, taking the total dividend for the year to 95 cents, a 19 per cent increase on the previous year. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

The result highlights are as follows:

	September 2003	September 2002	Change %
Profit before significant items	$606m	$505m	20.0%
Profit after significant items	$606m	$369m	64.2%
Earnings per share	142.2 cents	124.7 cents	14.0%
Return on equity	20.30%	19.54%	
Expense to income	49.6%	52.4%	
Total Annual Dividend	95 cents	80 cents	18.8%

* Note: There were no significant items during the year. EPS, ROE & Expense to Income were calculated before significant items and goodwill amortisation.

Managing Director, Mrs Gail Kelly, commented, "The Group has delivered a quality operational result underpinned by our low risk, organic growth strategy. I am particularly pleased with the team's focus on the execution of key priorities. This result has been characterised by very strong top line growth and by disciplined cost management. Underlying momentum remains excellent".

Key drivers of the results are as follows:

Significant increase in lending and deposits volumes while maintaining margin strength

- Total lending receivables increased by 19.8% to $60.1 billion.
- Retail funding increased by 13.3% to $33.6 billion.
- Commercial lending increased by 21.9%.
- Residential lending (including securitised loans) increased by 18.2% compared to 8.6% in 2002.
- Interest margin remained relatively stable at 2.76%.

Solid increases in non-interest and net interest income

- Non-interest income increased by 9.1% to $910 million.
- Net interest income increased by 8.9% to $1,451 million.

Effective cost control

- Cost-to-income decreased from 52.4% to 49.6%, with operating expenses (before goodwill) increasing by 3.1%.
- Deferred expenditure asset balance has fallen $36 million after amortisation of $75 million and new investment of $39 million.

Maintenance of credit quality

- Bad debts as a percentage of net receivables 0.21% (30 September 2002: 0.20%).
- Net non-accrual loans, as a percentage of net receivables, decreased to 0.04% compared to 0.09% in 2002.

Strong Growth in Wealth Management

- Managed funds increased by 13.6% to $19.8 billion, with Sealcorp funds under administration up 15.6% to $14.3 billion.

Looking ahead, Mrs Kelly said "St.George is differentiating itself in terms of growth prospects. While it is widely anticipated that the operating environment will become more difficult, we expect to continue to exceed system growth".

"St.George has the benefit of being more flexible and nimble, it has a track record of excellent credit quality, and has the opportunity to grow, both through deepening and strengthening of relationships with existing customers, and through focused implementation of new business strategies in states where we have been traditionally underweight."

"Our culture is one of continuous service improvement. This is a key to our long term success, and together with our strong underlying momentum underpins our Earnings Per Share growth target of 10-11% for 2004 and, as previously indicated, double digit for 2005."

Ends...

Media Contacts

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2003

CONTENTS

news release

5 November 2003
RE021102

St.George reports 20 per cent increase in profit

Mr Frank Conroy, Chairman of St.George Bank, today announced a record profit after tax of $606 million for the year ended September 2003, up 20% from the 2002 result of $505 million before significant items. A final fully franked dividend of 50 cents has been declared, taking the total dividend for the year to 95 cents, a 19 per cent increase on the previous year. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

The result highlights are as follows:

	September 2003	September 2002	Change %
Profit before significant items	$606m	$505m	20.0%
Profit after significant items	$606m	$369m	64.2%
Earnings per share	142.2 cents	124.7 cents	14.0%
Return on equity	20.30%	19.54%	
Expense to income	49.6%	52.4%	
Total Annual Dividend	95 cents	80 cents	18.8%

* Note: There were no significant items during the year. EPS, ROE & Expense to Income were calculated before significant items and goodwill amortisation.

Managing Director, Mrs Gail Kelly, commented, "The Group has delivered a quality operational result underpinned by our low risk, organic growth strategy. I am particularly pleased with the team's focus on the execution of key priorities. This result has been characterised by very strong top line growth and by disciplined cost management. Underlying momentum remains excellent".

Key drivers of the results are as follows:

Significant increase in lending and deposits volumes while maintaining margin strength

- Total lending receivables increased by 19.8% to $60.1 billion.
- Retail funding increased by 13.3% to $33.6 billion.
- Commercial lending increased by 21.9%.
- Residential lending (including securitised loans) increased by 18.2% compared to 8.6% in 2002.
- Interest margin remained relatively stable at 2.76%.

Solid increases in non-interest and net interest income

- Non-interest income increased by 9.1% to $910 million.
- Net interest income increased by 8.9% to $1,451 million.

Effective cost control

- Cost-to-income decreased from 52.4% to 49.6%, with operating expenses (before goodwill) increasing by 3.1%.
- Deferred expenditure asset balance has fallen $36 million after amortisation of $75 million and new investment of $39 million.

Maintenance of credit quality

- Bad debts as a percentage of net receivables 0.21% (30 September 2002: 0.20%).
- Net non-accrual loans, as a percentage of net receivables, decreased to 0.04% compared to 0.09% in 2002.

Strong Growth in Wealth Management

- Managed funds increased by 13.6% to $19.8 billion, with Sealcorp funds under administration up 15.6% to $14.3 billion.

Looking ahead, Mrs Kelly said "St.George is differentiating itself in terms of growth prospects. While it is widely anticipated that the operating environment will become more difficult, we expect to continue to exceed system growth".

"St.George has the benefit of being more flexible and nimble, it has a track record of excellent credit quality, and has the opportunity to grow, both through deepening and strengthening of relationships with existing customers, and through focused implementation of new business strategies in states where we have been traditionally underweight."

"Our culture is one of continuous service improvement. This is a key to our long term success, and together with our strong underlying momentum underpins our Earnings Per Share growth target of 10-11% for 2004 and, as previously indicated, double digit for 2005."

Ends...

Media Contacts

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2003

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax was $606 million (30 September 2002: $505 million before significant items), an increase of 20.0%. There were no significant items during the year.
- Profit available to ordinary shareholders was $606 million (30 September 2002: $369 million), an increase of 64.2%.
- Net-interest income increased by 8.9% to $1,451 million, with an interest margin of 2.76%, down from 2.80% for 2002.
- Non-interest income was $910 million (30 September 2002: $834 million before significant items), an increase of 9.1%.
- Operating expenses, before goodwill and significant items, increased by 3.1% to $1,170 million, with an expense to income ratio of 49.6%, down from 52.4% last year.
- Basic earnings per ordinary share before significant items and goodwill amortisation, increased to 142.2 cents (30 September 2002: 124.7 cents), an increase of 14.0%.
- Return on average ordinary equity before significant items and goodwill amortisation, increased to 20.30% (30 September 2002: 19.54%).

Financial Position

- Total assets were $62.7 billion (30 September 2002: $55.0 billion), an increase of 14.0%.
- Lending assets (both on and off-balance sheet) were $60.1 billion (30 September 2002: $50.2 billion), an increase of 19.8%.
- Residential receivables (including securitisation) were $42.8 billion (30 September 2002: $36.2 billion), an increase of 18.2%. Annualised growth since 31 March 2003 was 22.5%.
- Commercial loans (including securitisation, bill acceptances and trading securities bills) were $14.5 billion (30 September 2002: $11.9 billion), an increase of 21.9%.
- Consumer receivables (including securitisation) were $3.6 billion (30 September 2002: $3.1 billion), an increase of 15.4%.
- Retail funding was $33.6 billion (30 September 2002: $29.7 billion), an increase of 13.3%.

Dividends

- A higher final ordinary dividend of 50 cents per ordinary share, fully franked (30 September 2002: 42 cents) has been declared by the Board. This brings the total dividend to 95 cents, an increase of 18.8%.
- The Dividend Reinvestment Plan will operate for the final dividend with no discount.

Other

- Managed funds increased by 13.6% to $19.8 billion (30 September 2002: $17.4 billion).
- Net non-accrual loans as a percentage of net receivables decreased from 0.09% at 30 September 2002 to 0.04% at 30 September 2003.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the year ended 30 September 2003. The Group's financial results have been subject to an independent audit by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. In this document the term 2003 year refers to the twelve month period ended 30 September 2003 and the term September 2003 half year refers to the six month period ended 30 September 2003. Other years and half years are referred to in a corresponding manner.

		—Six months to—		—Twelve months to—	
		Sept 2003	Mar 2003	**Sept 2003**	Sept 2002
TOTAL ON BALANCE SHEET ASSETS	$m	62,714	57,340	**62,714**	55,004
SECURITISED RECEIVABLES	$m	7,788	6,653	**7,788**	5,729
OPERATING PROFIT					
Before preference dividends and:					
- after income tax, OEI[1] and before goodwill and significant items	$m	387	379	**766**	673
- after income tax, OEI, goodwill and before significant items	$m	333	325	**658**	563
- after income tax, OEI, goodwill and significant items	$m	333	325	**658**	427
After preference dividends and:					
- after income tax, OEI and before goodwill and significant items	$m	362	352	**714**	615
- after income tax, OEI, goodwill and before significant items	$m	308	298	**606**	505
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	308	298	**606**	369
UNDERLYING PROFIT	$m	592	571	**1,163**	1,030
RETURN ON AVERAGE ASSETS (Annualised)					
- after income tax, OEI and before goodwill, significant items and preference dividends		1.29%	1.34%	**1.31%**	1.26%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.11%	1.15%	**1.13%**	0.80%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)					
- after income tax, OEI and before goodwill, significant items and preference dividends		2.17%	2.29%	**2.22%**	2.17%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.87%	1.96%	**1.91%**	1.38%
RETURN ON AVERAGE ORDINARY EQUITY[2] (Annualised)					
- after income tax, OEI, preference dividends and before goodwill and significant items		20.21%	20.36%	**20.30%**	19.54%
- after income tax, OEI, preference dividends, goodwill and before significant items		17.20%	17.24%	**17.23%**	16.05%
- after income tax, OEI, preference dividends, goodwill and significant items		17.20%	17.24%	**17.23%**	11.73%
EXPENSES AS % AVERAGE ASSETS - (excluding goodwill and significant items)		1.99%	2.02%	**2.00%**	2.13%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		49.9%	49.2%	**49.6%**	52.4%
INTEREST MARGIN		2.74%	2.80%	**2.76%**	2.80%
ORDINARY DIVIDEND (Fully franked)	Cents	50.0	45.0	**95.0**	80.0
EARNINGS PER ORDINARY SHARE (Annualised)					
Basic					
- before goodwill and significant items	Cents	143.8	140.6	**142.2**	124.7
- after goodwill and significant items	Cents	122.3	119.0	**120.7**	74.8
Diluted					
- before goodwill and significant items	Cents	143.3	139.9	**141.7**	124.1
- after goodwill and significant items	Cents	122.4	119.0	**120.8**	76.0
Weighted Average Number of Shares					
- Basic ordinary shares	000's	503,892	500,851	**502,314**	493,147
- Diluted ordinary shares	000's	519,148	517,074	**517,569**	510,822
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	4.86	4.45	**4.86**	3.68
CAPITAL ADEQUACY RATIO		10.3%	10.6%	**10.3%**	10.8%

(1) OEI refers to Outside Equity Interests in controlled entities.
(2) Prior periods have been restated in accordance with Accounting Standard AASB 1044, which requires dividends on ordinary shares to be recognised when declared.

1.2 Group Highlights (cont...)

Net Interest Income

- Net interest income for the year was $1,451 million (30 September 2002: $1,333 million), an increase of 8.9%. The increase is due to growth in average interest earning assets of 10.1% since 30 September 2002, which is partially offset by a small decrease in the interest margin to 2.76% from 2.80% last year.

Non-Interest Income

- Non-interest income was $910 million (30 September 2002: $834 million, excluding significant items), an increase of 9.1%. Non-interest income accounts for 38.5% of total income (30 September 2002: 38.5%). The increase in non-interest income resulted from strong growth in bank acceptances, product fee and electronic banking income and profits arising from the continuation of the Bank's property sale and lease-back program.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 49.6% (30 September 2002: 52.4%) due to efficiency gains attributable to the Even Better Bank program (EBB) and growth in total income underpinned by lending asset growth.
- Operating expenses, before goodwill and significant items, were $1,170 million (30 September 2002: $1,135 million), an increase of 3.1%.

Income Tax

- Income tax expense (before significant items) increased by $55 million to $325 million compared to last year.

Shareholder Returns

- Return on average ordinary equity, before goodwill and significant items, increased to 20.30% (30 September 2002: 19.54%).
- Basic earnings per ordinary share, before goodwill and significant items, increased to 142.2 cents (30 September 2002: 124.7 cents), an increase of 14.0%.
- The Board has declared a final ordinary dividend of 50 cents per share, payable on 19 December 2003. The dividend will be fully franked at 30%.

1.2 Group Highlights (cont...)

Capital Management

The Group's capital position remains strong with Tier 1 capital adequacy at 7.2% and Tier 2 at 3.2%. The following initiatives were undertaken:

- Completion of US$1.1 billion and US$1.4 billion securitisations of residential loan receivables through the Crusade Program in March 2003 and September 2003 respectively.
- 5.8 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $114 million of capital.
- Completion of a $250 million subordinated debt raising in May 2003.
- In October 2003, the Bank completed a US$400 million subordinated note raising in the United States Rule 144A market.

At 30 September 2003, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.4% (30 September 2002: 5.1%).

The DRP will operate for the final dividend with no discount.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $60.1 billion (30 September 2002: $50.2 billion), an increase of 19.8%.
- Bad and doubtful debts expense for the year rose by $15 million to $102 million (30 September 2002: $87 million) due to an increase in the general provision for doubtful debts and increased provisioning on the consumer loan portfolio attributable to portfolio growth.
- The combination of the tax effected balance of unearned income on mortgage insurance premiums of $12 million with the general provision of $176 million is $4 million above the accepted industry level of 0.50% of risk-weighted assets.

Residential Lending

- On and off-balance sheet residential loans grew 18.2% since 30 September 2002, from $36.2 billion to $42.8 billion (an annualised increase of 22.5% since 31 March 2003). This growth is due to the buoyant housing market, stronger demand for investment home loans, initiatives introduced to improve customer retention, increased business sourced through third party mortgage brokers as well as proprietary channels and an expanded product offering.
- St.George through its Portfolio loan maintains a leading market position for home equity loan approvals. Home equity loans grew 31.0% to $12.9 billion since 30 September 2002.

Retail Funding

- Retail deposits increased 13.3% to $33.6 billion since 30 September 2002, reflecting customer preferences for low risk retail banking products and growth in transaction account balances due to improved product features and marketing.

Managed Funds

- Managed funds rose to $19.8 billion (30 September 2002: $17.4 billion). Despite difficult market conditions that prevailed during the year, managed funds growth was 13.6% over the year, with the majority of this growth occurring in the second half of 2003.

2 Business Summary

2.1 Strategic Overview

The Group is pursuing a strategy of service differentiation and growth. A number of factors contribute to the delivery of this strategy, including a strong customer base of 2.6 million which has traditionally been under-leveraged, a customer service and people oriented culture, and flexibility in the Group's size.

In May 2002, St.George identified six business goals which provided a framework for specific work programs. This framework remains relevant today:

- *Deepen and strengthen relationships with customers in our chosen markets.* One of the Group's key aims is to encourage customers to do more of their banking and financial services business with St.George. This involves the development of appropriate segmentation of the customer base, and the implementation of specific models to better support customer needs. The Group's middle market and gold segments provide evidence of steady improvement.
- *Leverage specialist capabilities for growth.* St.George has particular expertise in areas such as residential lending, home equity loans, rural banking, middle market relationship management, payment services, property finance, wealth management and managing relationships with independent financial advisors. Strategies are being implemented to further apply these skills in both core and new markets.
- *Creatively differentiate on customer service.* According to independent market research, St.George has a higher level of customer satisfaction than the four major Australian banks. The goal is to align service standards with customer expectations so that St.George maintains its positive customer satisfaction differential to the four major banks. St.George is developing a continuous customer service improvement culture to enable St.George to take customer service to a new level that will further differentiate St.George from its competitors.
- *Accelerate and empower relationship selling.* St.George has traditionally been strong in its culture of service responsiveness. The Group is now focussed on building skills that facilitate the anticipation and fulfilment of customer needs. The Group's integrated sales and service strategy was launched and rolled out during 2003.
- *Optimise cost structure.* The Group's approach in this area is one of continuous improvement and balancing investment with growth. Initiatives identified during the Even Better Bank program have delivered the required savings and assisted the Group in delivering a sub – 50% cost to income ratio for the first time. In line with the Group's philosophy, further initiatives are planned for implementation in 2004.
- *Build team and performance culture.* Underpinning the Group's growth trajectory is the strategy of building a high performance team culture. Significant progress has been made against this goal during the 2003 year as a result of the investment in management training and development, coupled with a new culture incentivising and rewarding team performance.

2.1 Strategic Overview (cont...)

At its core, St.George's strategy is one of organic growth, harnessing the latent potential in the franchise and building on its strengths and capabilities. These strengths include a track record of superior credit quality, positive customer service ratings relative to the industry and product management and product innovation capabilities. Further opportunities exist in Victoria, Queensland and Western Australia. The Group's first priority is to focus on Victoria and use learnings from this experience to facilitate further expansion in Queensland and Western Australia.

In September 2002, the Group identified a number of priorities. These are:

- Home Loans
- New Business Model and Integrated Sales and Service
- Middle Market
- Wealth Management
- Brand and Customer Service
- Productivity Management
- People and Culture

Strong progress has been made in each of these priority areas and the Group remains on track in terms of its targets. A summary of progress with implementing these priorities is contained in the following section.

2.2 Operational Update

2.2.1 Home Loans

During the year, the Group focussed its efforts on improving customer retention, increasing productivity in proprietary channels and implementing a segmented approach to the utilisation of third party mortgage broker services.

Significant progress has been made through the development and implementation of a group-wide customer retention model and a review of the Group's delivery channels to determine the optimum mix between proprietary and mortgage broker business. The Bank has also implemented initiatives that aim to grow the Group's lending portfolio in markets such as Victoria and Queensland where it is underweight (market share of 4.15% and 4.05% respectively as at 31 August 2003 – based on Australian Bankers' Association market share report). These initiatives include leveraging existing expertise into these markets, increasing the number of branches in a staged way, growing mortgage broker volumes and continued product innovation.

As a result of these initiatives, residential receivables (including securitised loans) have grown by 18.2% compared to 8.6% in 2002, reflecting improvements in the Group's market share of new business and the decline in the customer attrition rate from 23.9% in the 2002 year to 21.9% this year. In addition, the percentage of total new loans sourced from mortgage brokers is up from 31% in 2002 to 39%. The amount of new loans from proprietary channels increased by 15% compared to 2002. This strong growth was achieved without compromising credit quality, which continues to be outstanding across the portfolio. Innovative products introduced during the year include "no deposit", "Seniors' access", "low doc" and a professional package. The Group's strength in the "Portfolio" home equity loan category continues.

2.2 Operational Update (cont...)

2.2.2 New Business Model and Integrated Sales and Service

During the 2003 year, the Group enhanced its segmentation methodology and rolled out its Integrated Sales and Service (ISS) framework. The scope of this initiative extends across the St.George Group, including Institutional and Business Banking, Wealth Management, Personal Customers and BankSA. The focus of ISS is to increase sales and retain existing customers. Improvements in sales are expected to be achieved through increased product penetration of existing customers and increasing the Group's customer base. ISS aims to achieve these goals from a combination of sales planning, sales management and improved sales disciplines and competencies. ISS has also introduced new disciplines designed to improve customer service standards.

Front line staff are being trained on assessing and anticipating customer needs. As part of this project, staff are trained on a new support tool called ISS EnAct, which has been designed to allow staff to access a greater level of customer information. It is recognised that these are significant changes for the Bank and hence will take time to realise their potential. As a result, incremental benefits will continue to be recognised over the medium term.

2.2.3 Middle Market

This segment has achieved strong lending growth of 25% during the year. Credit quality remains excellent. This result is driven by experienced staff, skilled in key industry segments, and providing high levels of service.

The success of this service solution is reflected in the minimal customer churn experienced in this segment and that 66% of new lending business is sourced from existing customers. This growth is supplemented with new business derived from strong customer referrals.

St.George's market share of the Middle Market Segment grew from 4.9% in August 2002 to 5.5% in August 2003. In the Corporate and Business Bank (Corporate and Key and Business Customer segments), product penetration ratios have improved from 2.9 products per customer at 30 September 2002 to 3.4 at 30 September 2003.

2.2.4 Wealth Management

The priorities for Wealth Management are to grow the platform business (delivered by ASGARD, which is part of SEALCORP), the packaging business (Advance Funds Management), the distribution network (including financial planners, independent advisors and dealer groups), and also grow margin lending and insurance businesses. During the year, the Group established the Investment Centre of Excellence (ICE) a new organisational model aimed at delivering superior investment outcomes across the organisation.

In July 2003, ASGARD, St.George's platform business, signed an agreement with AMP to deliver a wrap offering to AMP's financial advisor network. This partnership strengthens St.George's position as a leading platform provider, across both master trust and wrap product sets.

During the 2003 year, the wealth management industry was affected by volatile global equity markets, geopolitical instabilities, continued weak investor returns and increased regulatory supervision. Despite these conditions, St.George's Wealth Management division has demonstrated its resilience with funds under administration (SEALCORP) growing by 15.6% since 30 September 2002 and funds under management (Advance) growing by 14.1%.

2.2 Operational Update (cont...)

The Gold Segment, which comprises personal customers with deposit balances greater than $200,000, home loan balances greater than $300,000 or wealth product balances greater than $100,000, performed well during the year. Customers in this segment have grown to 106,000 from 64,000 last year. Customer satisfaction has been maintained at high levels and customer retention remains steady at 97%.

2.2.5 Brand and Customer Service

St.George launched a new brand campaign during the year. The campaign entitled "Rethink" was well received both externally and internally. The main theme of the campaign was that St.George delivers a unique service proposition to its customers by being "big enough" to deliver a range of products and services comparable to the major banks, but is still "small enough" to deliver these services in a personal manner.

Customer satisfaction has continued to improve over the year (as measured in the Roy Morgan survey) and the Group retained its positive service differential over the majors. This is a key focus and priority for the Group as it leads to strong customer retention, reduced costs associated with customer churn and growth resulting from customer referral and cross sales to existing customers.

The Bank is developing an integrated framework as part of its strategy to strive for excellence in customer service. The Bank recognises that service levels drive customer loyalty and revenues. Streamlining of back office processes will therefore be a continuing priority.

As part of this initiative, a key objective is to ensure that staff are empowered to identify and implement changes that lead to improvements in customer service.

2.2.6 Productivity Management

Pre-tax cost savings of $60 million were realised during the year in accordance with targets set for the Even Better Bank (EBB) program. As previously advised, these savings are expected to increase to $80 million in 2004 and subsequent years. Cost savings during the year were primarily driven from efficiency improvements and rationalisation of IT expenditure. Middle management staff reductions also took place. A series of cost savings initiatives are scheduled for 2004, primarily in head office and back office processing areas.

2.2.7 People and Culture

The year has been characterised by significant investment in people, particularly staff in customer facing roles. This investment has taken the form of new training and development, coupled with the strengthening of sales and service personnel in branches, business banking centres, call centres and processing units.

2.2.8 Credit Quality

St.George's asset quality continues to remain robust. The charge for bad and doubtful debts was $102 million, up from $87 million last year. This comprised a general provision charge of $24 million compared to $17 million in 2002 and a specific provision charge of $78 million compared to $70 million in 2002. Bad and doubtful debts as a percentage of average gross loans and receivables remained stable at 0.22% compared to 0.21% last year. Net non-accrual loans as a percentage of net loans and receivables are 0.04% down from 0.09% at 30 September 2002. Underpinning these results are sound credit policies and strong growth in the residential portfolio, which represents 71.6% of net loans and receivables, and a diversified commercial loan portfolio.

2.3 Future Prospects

The Australian economy has performed extremely well over the past year. One of the key drivers of this performance has been housing activity. This has flowed through to residential receivables growth across the system of around 20%.

It is anticipated that official interest rates will increase slightly in the next six months. This is expected to lead to a slowdown in system growth for residential receivables to around 16%. St. George will be targeting to keep pace with system growth in this area.

The relatively modest slowdown in system growth is predicted in the context of strong fundamental factors underpinning housing prices and activity. These factors include a robust economy, strong employment, immigration and a fall in the number of people per household.

St.George has solid underlying momentum in its business due to robust lending growth and continued cost disciplines. Additional factors to be taken into account when considering the 2004 year include reductions in credit card and Visa debit card interchange fees and a steepening yield curve.

The Group has a philosophy of continuous service improvement which is supported by a consistent program of investment in the business. This is designed to lay a platform for future growth.

Confidence in the strong underlying momentum of the St.George business underpins an EPS growth target of 10%-11% for 2004 and as previously indicated double digit for 2005.

2.4 Regulatory Changes

In St.George, a number of projects are currently in progress to address increased regulatory supervision and changes. The main projects to address these changes are described below.

2.4.1 International Accounting Standards

In mid 2002, the Financial Reporting Council announced a decision to support the adoption by Australia of International Accounting Standards from 1 January 2005. From 1 October 2005, the Bank will be required to adopt these standards. To address this change, the Bank is well underway with a project to assess the likely impact on its accounting policies and future financial reporting.

The new IAS standards that are expected to have an impact on the Group are in the areas of financial instruments, goodwill and general provisions for bad and doubtful debts. Some of the proposed International Accounting Standards remain in draft and are subject to change.

2.4.2 Basel II

The Group has also been addressing the new regulatory capital requirements under Basel II. Basel II is being addressed on three fronts, capital adequacy (regarding operational and credit risk), supervisory review and market discipline. An internal Steering Committee has been established, to oversee the Group's progression towards compliance with the appropriate standards. The main areas of work are around data, risk management, capital calculation and reporting. This work will continue into 2004. The project is on track in terms of the timeframe for meeting the requirements of Basel II.

St.George is currently targeting the advanced approaches for credit risk by 2007 and the advanced approach for operational risk by 2009. Accreditation and its timing is still subject to further discussion with the Australian Prudential Regulation Authority (APRA).

2.4.3 Other Regulatory Changes

During the 2003 year, the Group implemented changes to meet the requirements of new and pending regulations such as Privacy Law amendments, changes to the Banking Code of Conduct and the Financial Sector Reform Act (FSRA). St.George adopted the Banking Code of Conduct changes on 11 August 2003 and is progressively adapting its product disclosure documentation during the FSRA's two year implementation period. The Group intends to have its Australian Financial Services Licence by the end of 2003.

3 Financial Analysis

3.1 Group Performance Summary

	Six months to Sept 2003 $'m	Six months to March 2003 $'m	Twelve months to Sept 2003 $'m	Twelve months to Sept 2002 $'m
Interest income	1,767	1,667	**3,434**	3,064
Interest expense	1,027	956	**1,983**	1,731
Net interest income	740	711	**1,451**	1,333
Non-interest income	462	448	**910**	834
Significant items	-	-	-	18
Total non-interest income	462	448	**910**	852
Bad and doubtful debts expense	54	48	**102**	87
Operating expenses	654	624	**1,278**	1,245
Significant items	-	-	-	184
Total operating expenses	654	624	**1,278**	1,429
Share of net loss of equity accounted associates	-	3	**3**	1
OPERATING PROFIT BEFORE INCOME TAX	494	484	**978**	668
Income tax expense	166	159	**325**	270
Income tax benefit on significant items	-	-	-	(30)
Total income tax expense	166	159	**325**	240
OPERATING PROFIT AFTER INCOME TAX	328	325	**653**	428
Outside equity interests (OEI)	(5)	-	**(5)**	1
OPERATING PROFIT AFTER INCOME TAX AND OEI	333	325	**658**	427
Preference dividends:				
- Depositary Capital Securities (DCS)	15	18	**33**	39
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	10	9	**19**	19
	25	27	**52**	58
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	308	298	**606**	369


Operating Profit and Return on Average Ordinary Equity
$ million
700
600
500
400
300
200
22%
20%
18%
16%
14%
12%
10%
358
384
475
615
714
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased by 12.9% to $1,163 million compared to 30 September 2002.

	------- Six months to -------		------ Twelve months to ------	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Operating profit after income tax and outside equity interests	333	325	**658**	427
Add: Outside equity interests	(5)	-	**(5)**	1
Operating profit after income tax	328	325	**653**	428
Add:				
Income tax expense	166	159	**325**	270
Net profit on disposal of land and buildings	(10)	(15)	**(25)**	(1)
Net loss on significant items	-	-	**-**	136
Charge for bad and doubtful debts	54	48	**102**	87
Goodwill amortisation	54	54	**108**	110
Underlying Profit	592	571	**1,163**	1,030
Underlying Profit as a percentage of average assets (annualised)	1.97%	2.03%	**1.99%**	1.93%

Factors driving the growth in underlying profit during the year were:

- growth in net interest income;
- growth in non-interest income;
- increases in business volumes; and
- cost containment driven by the EBB program.


Underlying Profit
$ million
1,300
1,200
1,100
1,000
900
800
700
600
500
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
1.57%
1.57%
1.78%
1.93%
1.99%
709
747
887
1,030
1,163
Sep 1999
Sep 2000
Sep 2001
Sep 2002
Sep 2003
Underlying profit
Underlying profit as a percentage of average assets

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group. There were no significant items during the year.

	Six months to		Twelve months to	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Non-interest income				
Non-interest income before significant item	462	448	**910**	834
Significant item				
- Profit on sale of shares	-	-	-	18
Total non-interest income	462	448	**910**	852
Operating expenses				
Operating expenses after goodwill and before significant items	654	624	**1,278**	1,245
Significant items				
- Write-down of investments	-	-	-	22
- Goodwill write-off	-	-	-	72
- Restructure costs	-	-	-	30
- Write-off of deferred expenditure balances	-	-	-	60
	-	-	-	184
Total operating expenses	654	624	**1,278**	1,429
Income tax expense				
Income tax expense before significant items:	166	159	**325**	270
Significant items				
- Income tax expense on profit on sale of shares	-	-	-	4
- Income tax benefit on write-down of investments	-	-	-	(7)
- Income tax benefit on restructure costs	-	-	-	(9)
- Income tax benefit on deferred expenditure balances write-off	-	-	-	(18)
	-	-	-	(30)
Total income tax expense	166	159	**325**	240
Summary of significant items				
Total pre-tax loss from significant items	-	-	-	(166)
Less: Total tax benefit attributable to significant items	-	-	-	(30)
Net loss from significant items	-	-	-	(136)

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the year was $1,451 million (30 September 2002: $1,333 million), an increase of 8.9%.

Twelve months to	September 2003 Balance $'m	September 2003 Rate	September 2002 Balance $'m	September 2002 Rate	September 2001 Balance $'m	September 2001 Rate
Actuals						
Net Interest Income	1,451		1,333		1,235	
Averages						
Interest Earning Assets	52,491	6.54%	47,690	6.42%	44,789	7.39%
Interest Bearing Liabilities	50,042	3.96%	45,728	3.79%	44,185	4.70%
Interest Spread		2.58%		2.63%		2.69%
Interest Margin		2.76%		2.80%		2.76%

The increase in net interest income was primarily due to growth in average interest earning assets of 10.1% since 30 September 2002. The interest margin was relatively steady at 2.76% (30 September 2002: 2.80%). The interest spread between the regulated cash rate and the 90 day bank bill rate was benign during the 2003 year.

The growth in average interest earning assets reflects an increase of $4.4 billion or 10.6% in the average balance of loans and other receivables. This result is due to strong performance in home lending growth and solid growth in the commercial and consumer loan portfolios.


Net Interest Income and Interest Margin
$ million
1,600
1,500
1,400
1,300
1,200
1,100
1,000
2.85%
2.80%
2.75%
2.70%
2.65%
2.60%
2.77%
2.70%
2.76%
2.80%
2.76%
1,139
1,172
1,235
1,333
1,451
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Net Interest Income
Interest Margin

3.1.4 Non-Interest Income

Non-interest income has grown 9.1% to $910 million from $834 million (before significant items) last year.

	Six months to		Twelve months to	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Non-interest income				
Trading income	35	18	**53**	45
Product fees and commissions				
- Lending	34	34	**68**	76
- Deposit and other accounts	107	109	**216**	204
- Electronic Banking	93	89	**182**	155
Securitisation service fees	44	38	**82**	73
Managed funds fees	86	86	**172**	178
Dividend income	-	3	**3**	2
Net profit on disposal of land and buildings	10	15	**25**	1
Profit on sale of shares	1	2	**3**	4
Factoring and invoice discounting income	10	10	**20**	20
Bill acceptance fees	26	22	**48**	32
Rental income	8	8	**16**	14
Brokerage and clearing fees	-	-	**-**	10
Other	8	14	**22**	20
Non-interest income before significant items	462	448	**910**	834
Significant item				
Profit on sale of shares	-	-	**-**	18
TOTAL NON-INTEREST INCOME	462	448	**910**	852
Non-Interest Income as a % of Average Assets (annualised)				
- before significant items	1.53%	1.59%	**1.56%**	1.56%
- after significant items	1.53%	1.59%	**1.56%**	1.60%
Non-Interest Income as a % of Total Income				
- before significant items	38.4%	38.7%	**38.5%**	38.5%
- after significant items	38.4%	38.7%	**38.5%**	39.0%

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $25 million (30 September 2002: $17 million). Therefore, total trading income was $78 million (30 September 2002: $62 million).

Trading non-interest income primarily represents gains and losses made on foreign exchange and derivative transactions, realised gains and losses on disposal of trading securities and unrealised market value adjustments on trading securities. Customer related sales increased by 19.0% compared to the 2002 year.

3.1.4 Non-Interest Income (cont...)

Product fees and commissions income increased by 7.1% to $466 million from $435 million last year, primarily due to increased mortgage insurance income driven by home lending growth, increased transaction fee income resulting from retail funding growth and continuing growth in electronic banking activities.

Within product fees and commissions, lending income decreased over the year despite solid growth in loans and receivables. Increased usage of third party mortgage brokers and the adoption of a more conservative amortisation policy of mortgage origination commissions from four years to three years from 1 October 2002 adversely impacted lending income during the year. Commission expense relating to mortgage brokers is netted against lending income. There have been some targeted discounted fee offers during the year.

Growth in securitisation service fees of $9 million is due to the Bank's ongoing securitisation programs, with the balance of securitised loans increasing by 35.9% to $7,788 million at 30 September 2003 compared to $5,729 million last year.

Managed funds fee income decreased to $172 million compared to $178 million last year. This was mainly due to a change in product mix.

Net profit on disposal of land and buildings of $25 million arose from the sale of 35 branches during the year as part of the Bank's ongoing sale and lease-back program.

The increase in bill acceptance fee income to $48 million (30 September 2002: $32 million) is attributable to strong growth in this product of $1,729 million to $3,391 million at 30 September 2003.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	Sept 2003 $'m	Sept 2002 $'m	Sept 2001 $'m
Income			
Managed funds fees for the financial year	**172**	178	152
Managed funds			
Funds under management	**3,530**	3,093	2,567
Funds under administration (SEALCORP)	**14,336**	12,402	11,040
Funds under advice	**1,954**	1,952	1,784
Total Managed Funds	**19,820**	17,447	15,391

Despite difficult market conditions that prevailed during the first half of the year, managed funds rose 13.6% compared to 30 September 2002. SEALCORP funds under administration rose by 15.6% compared to 30 September 2002. This growth reflects recent improvements in equity markets and investor confidence, combined with the resilience of this business.

Total managed funds fees fell to $172 million from $178 million for the 2002 year mainly as a result of a change in product mix, reflecting an increase in the proportion of wholesale funds relative to retail funds.

SEALCORP contributed $132 million to managed funds fees for the year (30 September 2002: $131 million).


Managed Funds
$ million
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
180
160
140
120
100
80
60
40
20
0
$ million
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
SEALCORP
Other Managed Funds
APF
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

	Six months to		Twelve months to	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Staff expenses				
Salaries	246	223	**469**	454
Contractors' fees	5	5	**10**	12
Superannuation	19	20	**39**	35
Payroll tax	15	15	**30**	29
Fringe benefits tax	4	5	**9**	10
Other	11	9	**20**	18
Total Staff expenses	300	277	**577**	558
Computer and equipment costs				
Depreciation	20	21	**41**	37
Amortisation - Deferred expenditure	40	35	**75**	66
Rental on operating leases	8	8	**16**	17
Other[(1)]	35	40	**75**	70
Total Computer and equipment costs	103	104	**207**	190
Occupancy costs				
Depreciation	15	16	**31**	32
Rental on operating leases	30	29	**59**	54
Other[(2)]	18	17	**35**	40
Total Occupancy costs	63	62	**125**	126
Administration expenses				
Fees and commissions	15	14	**29**	27
Advertising and public relations	23	23	**46**	53
Telephones	7	6	**13**	14
Printing and stationery	19	17	**36**	35
Postage	9	9	**18**	17
Other[(3)]	61	58	**119**	115
Total administration expenses	134	127	**261**	261
Operating expenses before goodwill and significant items	600	570	**1,170**	1,135
Goodwill amortisation	54	54	**108**	110
Operating expenses after goodwill and before significant items	654	624	**1,278**	1,245
Significant items				
- Write-down of investments	-	-	-	22
- Goodwill write-off	-	-	-	72
- Restructure costs	-	-	-	30
- Write-off of deferred expenditure balances	-	-	-	60
	-	-	-	184
TOTAL OPERATING EXPENSES	654	624	**1,278**	1,429
Ratios (before goodwill and significant items)				
Operating Expenses (annualised) as a % of Average Assets	1.99%	2.02%	**2.00%**	2.13%
Expense to Income ratio	49.9%	49.2%	**49.6%**	52.4%

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, consultants' fees, legal services, travel costs, non-lending losses and financial charges.

3.1.6 Operating Expenses (cont…)


Operating Expenses and Total Operating Income
$ million
2,500
2,000
1,500
1,000
500
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
48.0%
46.0%
941
1,614
58.3%
1,003
1,724
58.2%
1,027
1,917
53.6%
1,135
2,167
52.4%
1,170
2,361
49.6%
Sep 1999
Sep 2000
Sep 2001
Sep 2002
Sep 2003
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill and significant items) were $1,170 million for the year (30 September 2002: $1,135 million) an increase of 3.1%. This result reflects a continued focus on cost containment and benefits arising from EBB initiatives.

Staff Expenses

Staff expenses increased by $19 million or 3.4% to $577 million compared to last year.

This result reflects an enterprise average wage increase of 4% and other staff receiving an average salary increase of 4.5% effective 1 October 2002. Staff expenses increased by 8.3% in the second half of the year due to a number of factors, including additional staff required to implement the Bank's business growth and customer service initiatives. The increase in staff expenses is primarily responsible for the higher expense to income ratio of 49.9% in the second half of 2003, compared to 49.2% in the March 2003 half. The expense to income ratio is expected to remain below 50% in 2004.

Computer and Equipment Costs

The increase of $17 million or 8.9% to $207 million from $190 million last year was mainly due to the following:

- Deferred expenditure amortisation increased by $9 million to $75 million compared to last year. The balance of capitalised deferred expenditure at 30 September 2002 was $185 million and has fallen to $149 million at 30 September 2003. This reduction reflects the impact of refinements made to the Group's capitalisation policy last year, together with improved disciplines and focus on controlling deferred expenditure spend.
- Depreciation increased by $4 million to $41 million from $37 million last year reflecting increased costs attributable to the expanded ATM network.
- Other costs increased by $5 million compared to the 2002 year due to expenditure on software upgrades and a more conservative capitalisation policy.

3.1.6 Operating Expenses (cont...)

Occupancy Costs

Occupancy costs decreased to $125 million compared to $126 million last year, reflecting cost savings attributable to branch mergers.

Administration Expenses

Administration expenses for the 2003 year remained steady at $261 million (30 September 2002: $261 million).

Goodwill Amortisation

Goodwill amortisation for the 2003 year was $108 million (30 September 2002: $110 million).

3.1.7 Bad and Doubtful Debts Expense

	Six months to		Twelve months to	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Bad and doubtful debts expense (net of recoveries)				
Residential loans	-	2	**2**	4
Commercial loans	21	16	**37**	36
Consumer loans	20	17	**37**	25
Other	1	1	**2**	5
	42	36	**78**	70
Net general provision movement during the period	12	12	**24**	17
Bad and doubtful debt expense	54	48	**102**	87
As a percentage of average risk weighted assets (annualised)	0.30%	0.29%	**0.30%**	0.28%
As a percentage of average assets (annualised)	0.18%	0.17%	**0.17%**	0.16%

Bad and doubtful debts expense (net of recoveries) for the 2003 year was $102 million, an increase of $15 million on the 2002 year. The increase is due to the higher general provision charge and increased provisioning on consumer loans attributable to portfolio growth. The increase in the general provision charge is due to growth in risk weighted assets.

The Group's bad debt charge as a percentage of average assets was 0.17%. This result reflects the Bank's sound credit lending mix with the residential portfolio comprising 71.6% of net loans and receivables.

3.1.8 Share of Net Loss of Equity Accounted Associates

The Group has recognised a $3 million loss primarily relating to an associated company investment in a pooled development fund.

3.1.9 Income Tax Expense

	—Six months to—		—Twelve months to—	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax	494	484	**978**	668
Prima facie income tax payable calculated at 30% of operating profit	148	145	**293**	200
Add: tax effect of permanent differences which increase tax payable				
* Amortisation of goodwill	16	16	**32**	33
* Depreciation on buildings	1	1	**2**	3
* General provision for doubtful debts	3	4	**7**	5
* Goodwill write-off	-	-	**-**	22
* Non-deductible write-downs	2	1	**3**	-
* Tax losses not recognised	3	-	**3**	-
* Restatement of net deferred tax balances	-	-	**-**	1
* Underprovision/(overprovision) in prior year	2	-	**2**	(1)
* Other	2	1	**3**	-
Less: tax effect of permanent differences which reduce tax payable				
* Deduction allowable on depositary capital securities	5	5	**10**	12
* Deduction allowable on shares issued to employees	-	2	**2**	2
* Deduction allowable on buildings	2	-	**2**	2
* Rebateable dividends	1	-	**1**	1
* Difference between accounting profit and assessable profit on disposal of shares	-	-	**-**	4
* Difference between accounting profit and assessable profit on sale of properties	1	2	**3**	-
* Other	2	-	**2**	2
Total income tax expense	166	159	**325**	240
Effective tax rate %	33.6	32.9	**33.2**	35.9

The effective tax rate for 30 September 2003 was 33.2%, primarily as a result of the amortisation of goodwill.

3.1.10 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance. In accordance with the Group's business model, WM has accountability for the "Gold" segment (personal customers holding deposit balances greater than $200,000 or home loan balances greater than $300,000 or wealth product balances greater than $100,000).

As part of the Group's business model developed through the EBB program, effective 1 October 2002, the following changes occurred:

- Life and general insurance businesses were transferred from PC to WM.
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

Comparatives have been amended accordingly.

While accountability for the Gold segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

3.1.10 Segmental Results (cont...)

Personal Customers

PC's contribution to profit before tax grew to $533M this year (30 September 2002: $473M) an increase of 12.7%.

- Net interest income grew by $67M or 8.7% reflecting strong growth in both lending balances and deposits.
- Non-interest income grew by $63M or 18.2% compared to the 2002 year. This growth was primarily driven by higher business volumes, continued growth in electronic banking activities and profit arising from the sale of land and buildings.
- Operating expenses increased by $59M or 9.9% with the expense to income ratio falling to 52.5% from 53.4% last year. Expense growth for the year reflected the impact of increased volumes, additional costs of key initiatives, including customer segmentation, cost of implementing "integrated sales and service" model, home loan and transaction account product changes, the New Zealand joint venture, process initiatives and additional training for frontline staff.
- Bad debt expense increased by $12M to $58M compared to the 2002 year, reflecting additional general provisioning for doubtful debts as a result of growth in risk weighted assets and increased provisioning on consumer loans.

Institutional and Business Banking

IBB's contribution to profit before tax was $334M for the year (30 September 2002: $281M) an increase of 18.9%.

- Net interest income increased by 8.9% to $343M as a result of growth in commercial loans and higher interest income from trading activities.
- Non-interest income rose by $25M compared to the 2002 year, reflecting higher non-interest income attributable to trading activities and bank bill fee income.
- Operating expenses decreased by $1 million to $184 million, and the expense to income ratio fell to 33.3% from 37.0%.
- Bad and doubtful debts decreased to $32M from $34M in the 2002 year.
- Share of loss on investments in associates primarily relates to an investment in a pooled development fund.
- IBB's middle market receivables (including bill acceptances) grew by 24.2% compared to the 2002 year.

BankSA

BSA's contribution to profit before tax was $143M for the year (30 September 2002: $120M), an increase of 19.2%, reflecting:

- Growth in net interest income of $20M or 9.8% to $224M, due to the 16.8% increase in BSA's total assets to $7.8 billion (30 September 2002: $6.7 billion).
- Non-interest income increased by $8M to $72M compared to the 2002 year, $3 million of the increase was due to profit on sale of properties.
- Operating expenses increased by $1M to $143M from the 2002 year. The expense to income ratio fell to 48.3% for the year from 53.0% in the 2002 year.

3.1.10 Segmental Results (cont...)

Wealth Management

WM's contribution to profit before tax increased to $76M for the year compared to $70M in the 2002 year, an increase of 8.6%. Effective 1 October 2002, life and general insurance businesses were transferred to WM.

The result reflects the following:

- Net interest income rose by $3M to $48M compared to the 2002 year on the back of growth in the Private Bank's balance sheet.
- Non-interest income decreased by $20M to $219M compared to the 2002 year largely as a result of the sale of St.George WEL Limited subsidiaries.
- Operating expenses decreased by $24M or 11.3% to $189M (30 September 2002: $213M) reflecting the sale of St.George WEL Limited subsidiaries.

Restatement of Comparatives

Comparative figures for the year ended 30 September 2002 have been amended to reflect interdivisional business transfers and a refinement of the allocation methodology of "Other" segment results to business divisions. The impact on profit before tax as a result of these changes is as follows:

For the year ended 30 September 2002	PC $'m	IBB $'m	BSA $'m	WM $'m
Profit before tax (previously reported)	473	261	112	52
Interdivisional business transfers	(7)	4	-	3
Allocation of "Other" segment results	7	16	8	15
Adjusted profit before tax	473	281	120	70

3.1.10 Segmental Results (cont...)

For the year ended 30 September 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	836	343	224	48	-	1,451
Non-interest income	409	210	72	219	-	910
Total segment revenue	1,245	553	296	267	-	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	-	102
Operating Expenses						
- Other provisions	18	19	5	11	-	53
- Depreciation	54	6	10	2	-	72
- Deferred expenditure amortisation	59	6	8	2	-	75
- Other expenses	523	153	120	174	-	970
Total operating expenses	654	184	143	189	-	1,170
Goodwill amortisation	-	-	-	-	108	108
Total segment expenses	712	216	153	191	108	1,380
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	533	334	143	76	(108)	978
Expense to income ratio (1)	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interest (OEI)						(5)
Profit after income tax and OEI						658

As at 30 September 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- Securitised loans	7,788	-	-	-	-	7,788
- Managed Funds (2)	-	-	-	19,820	-	19,820

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.
(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.10 Segmental Results (cont...)

For the year ended 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	769	315	204	45	-	1,333
Non-interest income	346	185	64	239	-	834
Individually significant items	-	-	-	-	18	18
Total segment revenue	1,115	500	268	284	18	2,185
Segment expense						
Bad and doubtful debts	46	34	6	1	-	87
Operating Expenses						
- Other provisions	18	14	4	15	-	51
- Depreciation	49	7	10	2	-	68
- Deferred expenditure amortisation	49	7	9	1	-	66
- Other expenses	479	157	119	195	-	950
Total operating expenses	595	185	142	213	-	1,135
Individually significant items	-	-	-	-	184	184
Goodwill amortisation	-	-	-	-	110	110
Total segment expenses	641	219	148	214	294	1,516
Share of loss of investments in associates	1	-	-	-	-	1
Profit/(loss) before income tax expense	473	281	120	70	(276)	668
Expense to income ratio	53.4%	37.0%	53.0%	75.0%		
Income tax expense						270
Income tax benefit on individually significant items						(30)
Profit after income tax						428
Outside equity interest (OEI)						1
Profit after income tax and OEI						427

As at 30 September 2002	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	10	10
- other assets	26,065	17,262	6,666	2,201	2,800	54,994
Segment Assets	26,065	17,262	6,666	2,201	2,810	55,004
Segment Liabilities	19,798	25,345	4,608	390	1,025	51,166
Other Segment Disclosure						
- Securitised loans	5,694	35	-	-	-	5,729
- Managed Funds	-	-	-	17,447	-	17,447

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**Sept 2003 $'m**	March 2003 $'m	Sept 2002 $'m
Assets			
Cash and liquid assets [1]	**769**	648	414
Due from other financial institutions	**335**	352	239
Trading securities	**5,276**	5,378	5,778
Investment securities	**143**	212	391
Loans and other receivables	**48,904**	44,718	42,767
Bank acceptances of customers	**3,391**	2,526	1,662
Property, plant and equipment	**506**	514	546
Goodwill	**1,268**	1,321	1,377
Other assets	**2,122**	1,671	1,830
Total Assets	**62,714**	57,340	55,004
Liabilities			
Retail funding and other borrowings	**51,919**	48,209	46,699
Due to other financial institutions	**501**	475	912
Bank acceptances	**3,391**	2,526	1,662
Bills payable	**183**	179	165
Other liabilities	**2,355**	1,751	1,728
Total Liabilities	**58,349**	53,140	51,166
Net Assets	**4,365**	4,200	3,838
Shareholders' Equity			
Share capital	**3,468**	3,399	3,349
Reserves	**104**	84	79
Retained profits [2]	**442**	362	71
Outside equity interests	**351**	355	339
Total Shareholders' Equity	**4,365**	4,200	3,838
Shareholders' equity as a percentage of total assets	**6.96%**	7.32%	6.98%
Net tangible assets per ordinary share issued	**$4.86**	$4.45	$3.68
Number of ordinary shares issued (000's)	**505,593**	502,218	498,098

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

(2) In accordance with Accounting Standard AASB 1044, provision for dividends on ordinary shares are no longer recognised until the date they are declared.

3.2.1 Total Assets

Total assets were $62.7 billion at 30 September 2003 (30 September 2002: $55.0 billion), an increase of 14.0%. The following items impacted total assets:

- lending assets (including bank acceptances and excluding securitised loans) grew by 17.7% compared to 30 September 2002; and
- the securitisation of US$2.5 billion (A$4.3 billion) of residential lending receivables through the Crusade Program during the year (30 September 2003: US$1.4 billion; 31 March 2003: US$1.1 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
65
60
55
50
45
40
35
30
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
45
41
50
46
52
48
55
51
63
58
Sep-1999
Sep-2000
Sep-2001
Sep-2002
Sep-2003
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $60.1 billion (30 September 2002: $50.2 billion) an increase of 19.8%.

Residential loans (including securitisation) increased by 18.2 % to $42.8 billion from $36.2 billion at 30 September 2002 driven by the focussed execution of the Group's strategies in a buoyant market. Within residential loans, home equity loans grew strongly, increasing by 31.0% to $12.9 billion.

Consumer loans (including securitisation) increased by 15.4% to $3.6 billion (30 September 2002: $3.1 billion), driven by growth in personal loan and line of credit products attributable to targeted marketing campaigns.

Commercial loans (including bill acceptances and securitisation) grew by 27.4% to $13.6 billion from $10.7 billion at 30 September 2002, reflecting the success of the Bank's Middle Market customer retention and sales initiatives. At 30 September 2003, there were also $897 million (30 September 2002: $1.2 billion) of bill financing included in trading securities. Growth in commercial loans after including these additional bills was 21.9% over the year.

As at	**Sept 2003 $'m**	March 2003 $'m	Sept 2002 $'m
RESIDENTIAL			
Housing (1)	**22,125**	20,790	20,703
Home equity loans	**12,866**	11,014	9,824
TOTAL RESIDENTIAL	**34,991**	31,804	30,527
CONSUMER			
Personal loans (2)	**1,861**	1,765	1,637
Line of credit	**857**	776	654
Margin lending (3)	**892**	824	813
TOTAL CONSUMER	**3,610**	3,365	3,104
COMMERCIAL			
Commercial loans	**8,205**	7,542	7,205
Hire purchase (4)	**1,659**	1,539	1,462
Leasing	**338**	318	308
TOTAL COMMERCIAL	**10,202**	9,399	8,975
FOREIGN EXCHANGE CASH ADVANCES	**88**	153	137
STRUCTURED INVESTMENTS	**189**	161	176
GROSS RECEIVABLES	**49,080**	44,882	42,919
GENERAL PROVISION	**176**	164	152
NET RECEIVABLES	**48,904**	44,718	42,767
SECURITISED LOANS (balance not included above)	**7,788**	6,653	5,729
BANK BILL ACCEPTANCES (balance not included above)	**3,391**	2,526	1,662
ON AND OFF BALANCE SHEET RECEIVABLES	**60,083**	53,897	50,158

(1) September 2003 - net of $7,788 million of securitised loans (March 2003: $6,653 million; September 2002: $5,669 million).
(2) September 2003 - net of $nil million of securitised loans (March 2003: $nil million; September 2002: $25 million)
(3) The margin lending business also comprises $90 million (September 2002: $nil million) of bill financing which is included in bank bill acceptances.
(4) September 2003 - net of $nil million of securitised loans (March 2003: $nil million; September 2002: $35 million)

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) decreased to $29 million at 30 September 2003 (30 September 2002: $45 million).

As at	Sept 2003 $'m	March 2003 $'m	Sept 2002 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**49**	53	64
Specific Provisions	**32**	34	40
Net Loan Balances	**17**	19	24
Without provisions:			
Gross Loan Balances	**5**	10	14
Total Non-accrual Loans:			
Gross Loan Balances	**54**	63	78
Specific Provisions	**32**	34	40
Net Loan Balances	**22**	29	38
Section 2 - Restructured Loans (1)			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**7**	7	7
TOTAL IMPAIRED ASSETS (2)	**29**	36	45
Section 4 - Past Due Loans (3)			
Residential loans	**75**	75	63
Other	**84**	82	76
Total	**159**	157	139

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.

(2) These balances consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis.

(3) Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000 and well secured.

3.2.3 Impaired Assets (cont...)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
-
0.15%
0.10%
0.05%
0.00%
37
26
46
38
22
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $159 million compared to $139 million at 30 September 2002.

As at	**Sept 2003**	March 2003	Sept 2002
Specific provision coverage for non-accruals	**59.26%**	53.97%	51.28%
Gross non-accruals / Net receivables	**0.11%**	0.14%	0.18%
Net non-accruals / Net receivables	**0.04%**	0.06%	0.09%

3.2.4 Provisioning

	Six months to		Twelve months to	
	Sept 2003 $'m	March 2003 $'m	**Sept 2003 $'m**	Sept 2002 $'m
GENERAL PROVISION				
Balance at beginning of period	164	152	**152**	133
Provision acquired	-	-	**-**	2
Net provision raised during the period	12	12	**24**	17
Balance at end of period	176	164	**176**	152
SPECIFIC PROVISION				
Balance at beginning of period	67	71	**71**	62
Net provision raised during the period	42	36	**78**	70
Net bad debt write offs	(44)	(40)	**(84)**	(61)
Balance at end of period	65	67	**65**	71
TOTAL PROVISION	241	231	**241**	223

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premiums of $12 million represents 0.51% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not a dynamic provision determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 30 September 2003, total Treasury Securities were $5,419 million (30 September 2002: $6,169 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 30 September 2003 was $143 million and the market value was $141 million. These securities were issued by a range of rated counterparties. They continue to be carried at cost, being their recoverable amount.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,125
4,602
4,032
6,169
5,419
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $51.9 billion at 30 September 2003, an increase of 11.2% over 30 September 2002.

As at	**Sept 2003 $m**	March 2003 $'m	Sept 2002 $m
Retail funding	**33,617**	31,847	29,670
Other deposits	**9,581**	7,816	6,681
Offshore borrowings	**5,548**	5,529	7,303
Domestic borrowings	**2,093**	2,081	2,043
Subordinated debt	**1,080**	936	1,002
Total	**51,919**	48,209	46,699
Retail funding as a % of Total Retail Funding and Other Borrowings	**64.7%**	66.1%	63.5%


Funding
$ billion
35
30
25
20
15
10
66.0%
64.0%
62.0%
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
23.6
15.7
24.2
19.2
26.2
17.9
29.7
17.0
33.6
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (cont...)

Retail funding

Retail funding has grown strongly by 13.3% to $33.6 billion since 30 September 2002 and accounts for 64.7% of total funding and other borrowings (30 September 2002: 63.5%). Equity market weakness has led to greater customer demand for low risk bank deposit products.

The improvement also resulted from the delivery of convenient and competitively priced retail funding products which include the directsaver account from the dragondirect channel and the Portfolio Cash Management Account (Portfolio CMA). The balance of directsaver accounts at 30 September 2003 was $5.2 billion up from $3.4 billion at 30 September 2002. The balance of Portfolio CMA at 30 September 2003 was $5.4 billion up from $4.0 billion at 30 September 2002.

Transaction account balances increased to $11.5 billion from $10.9 billion last year, reflecting the success of the Group's new "Freedom" transaction account and simplified fee structures that reward customers for holding higher balances.

The graphs below illustrate the diversification of the Bank's retail funding base.

Sept 2003: $33.6 bn


Directsaver
16%
Transaction
34%
Savings
2%
Investment
19%
Fixed term
29%

Sept 2002: $29.7 bn


Directsaver
11%
Transaction
37%
Savings
3%
Investment
17%
Fixed term
32%

Other borrowings

Other borrowings increased to $18.3 billion from $17.0 billon at 30 September 2002.

3.2.7 Shareholders' Equity

Shareholders' equity of $4,365 million represents 6.96% of total assets as at 30 September 2003.


Shareholders' Equity
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
$ billion
9.00%
8.75%
8.50%
8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
Sep-99
Sep-2000
Sep-2001
Sep-2002
Sep-2003
Ordinary equity
Retained profits and other equity
Converting Preference Shares
Total Equity as a percentage of Total Assets
Unissued equity
Depositary Capital Securities
PRYMES

Shareholders' equity comprises ordinary equity of $3,162 million, preferred resetting yield marketable equity securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $578 million.

Below is a table detailing the movements in ordinary equity during the year.

	$M	Number of Shares
Balance as at 1 October 2002	3,043	498,097,921
Shares issued under various plans:		
Dividend Reinvestment Plan – 2002 final ordinary dividend	46	2,547,485
Dividend Reinvestment Plan – 2003 interim ordinary dividend	68	3,205,169
Employee Reward Share Plan	-	348,516
Employee Performance Share Plan	-	938,725
Executive Option Plan	5	455,000
Balance as at 30 September 2003	3,162	505,592,816

3.2.8 Sell Back Rights

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back. The Australian Taxation Office (ATO) issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights.

Shareholders were informed in November 2002, that St.George would continue to contest the ATO's view on behalf of shareholders, so long as there is a strong prospect of obtaining a satisfactory outcome. At present, St.George continues to proceed with this litigation which was heard in the Federal Court on the 30th and 31st of October 2003. The Court's decision on this matter is still pending. St.George will continue to advise shareholders of any further developments in the litigation.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 50 cents per ordinary share. 100% of the dividend will be franked at 30% and will be payable on 19 December 2003. Ordinary shares will trade ex-dividend on 1 December 2003.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 5 December 2003 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the final ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 5 December 2003. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 9 December 2003. A combined DRP advice/holding statement will be despatched to DRP participants on or around 6 January 2004.


Ordinary Dividends and Earnings per Share
Cents per share
110
105
100
95
90
85
80
75
70
65
60
55
50
45
52
55
65
80
95
77.4
83.0
101.6
124.7
142.2
145.0
135.0
125.0
115.0
105.0
95.0
85.0
75.0
65.0
Cents per share
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount ($'m)	Franked
Depositary Capital Securities			
1 October 2002 – 31 December 2002	31 December 2002	9	No
1 January 2003 – 30 June 2003	30 June 2003	16	No
1 July 2003 – 30 September 2003 (A)	31 December 2003	8	No
Preferred Resetting Yield Marketable Equity Securities			
1 October 2002 – 20 February 2003	20 February 2003	7	100% franked at 30%
21 February 2003 – 20 August 2003	20 August 2003	10	100% franked at 30%
21 August 2003 – 30 September 2003	20 February 2004	2	100% franked at 30%

(A) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 30 September 2003.

[1] Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.2% and a total capital ratio of 10.3% (30 September 2002: 10.8%).

As at	Sept 2003 $m	March 2003 $'m	Sept 2002 $m
Qualifying Capital			
Tier 1			
Share capital	**3,468**	3,399	3,349
Reserves	**413**	471	548
Retained profits	**442**	362	71
Less: Expected dividend[1]	**(190)**	(177)	-
Goodwill and other APRA deductions [2]	**(1,459)**	(1,485)	(1,527)
Total Tier 1 capital	**2,674**	2,570	2,441
Tier 2			
Asset revaluations	**58**	38	47
Perpetual note	**17**	17	-
Subordinated debt[3]	**917**	781	907
General provision for doubtful debts (not tax effected)	**176**	164	152
Total Tier 2 capital	**1,168**	1,000	1,106
Deductions from Capital			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions[4]	**27**	27	27
Other	**1**	1	13
Total Deductions from Capital	**28**	28	40
Total Qualifying Capital	**3,814**	3,542	3,507
Risk Weighted Assets	**36,903**	33,407	32,495
Risk Weighted Capital Adequacy Ratio			
Tier 1	**7.2%**	7.7%	7.5%
Tier 2	**3.2%**	3.0%	3.4%
Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.3%**	10.6%	10.8%

(1) In accordance with AASB 1044, provision for dividends on ordinary shares can only be recognised when declared. However, for capital adequacy purposes, expected dividends on ordinary shares are required to be deducted from capital. The expected dividend is adjusted for estimated dividend re-investment plan participation.

(2) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.

(3) In October 2003, the Bank completed a US$400 million subordinated note raising in the United States Rule 144A market.

(4) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio was 5.4% at 30 September 2003 up from 5.1% at 30 September 2002.

As at	Sept 2003 $'m	March 2003 $'m	Sept 2002 $'m
Adjusted Common Equity Ratio			
Tier 1 Capital	**2,674**	2,570	2,441
Less: PRYMES	**291**	291	291
Depositary Capital Securities	**366**	414	460
Investment in non-consolidated entities net of goodwill and Tier 1 deduction	**27**	27	27
Adjusted Common Equity	**1,990**	1,838	1,663
Risk Weighted Assets	**36,903**	33,407	32,495
Adjusted Common Equity Ratio	**5.4%**	5.5%	5.1%

3.3.3 Average Balances and Related Interest

Average Balance Sheet **For the Year Ended 30 September 2003**	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	466	21	4.51%
Due from other financial institutions	160	5	3.13%
Investment / trading securities	5,612	269	4.79%
Loans and other receivables	46,253	3,139	6.79%
Total interest earning assets	52,491	3,434	6.54%
NON-INTEREST EARNING ASSETS :			
Bills receivable	19		
Property, plant and equipment	517		
Other assets	5,613		
Provision for doubtful debts	(234)		
Total non-interest earning assets	5,915		
TOTAL ASSETS	58,406		
INTEREST BEARING LIABILITIES :			
Retail funding	31,828	1,045	3.28%
Other deposits	8,525	443	5.20%
Due to other financial institutions	429	14	3.26%
Domestic borrowings	2,517	141	5.60%
Offshore borrowings(1)	6,743	340	5.04%
Total interest bearing liabilities	50,042	1,983	3.96%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	170		
Other non-interest bearing liabilities	4,033		
Total non-interest bearing liabilities	4,203		
TOTAL LIABILITIES	54,245		
SHAREHOLDERS' EQUITY(2)	4,161		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	58,406		
Interest Spread(3)			2.58%
Interest Margin(4)			2.76%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 502.3 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont...)

Average Balance Sheet
For the Year Ended 30 September 2002

	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	689	30	4.35%
Due from other financial institutions	197	5	2.54%
Investment / trading securities	4,994	228	4.57%
Loans and other receivables	41,810	2,801	6.70%
Total interest earning assets	47,690	3,064	6.42%
NON-INTEREST EARNING ASSETS :			
Bills receivable	7		
Property, plant and equipment	533		
Other assets	5,345		
Provision for doubtful debts	(203)		
Total non-interest earning assets	5,682		
TOTAL ASSETS	53,372		
INTEREST BEARING LIABILITIES :			
Retail funding	27,853	880	3.16%
Other deposits	7,712	375	4.86%
Due to other financial institutions	361	9	2.49%
Domestic borrowings	2,408	137	5.69%
Offshore borrowings[1]	7,394	330	4.46%
Total interest bearing liabilities	45,728	1,731	3.79%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	172		
Other non-interest bearing liabilities	3,698		
Total non-interest bearing liabilities	3,870		
TOTAL LIABILITIES	49,598		
SHAREHOLDERS' EQUITY[2]	3,774		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	53,372		
Interest Spread[3]			2.63%
Interest Margin[4]			2.80%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 493.1 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (cont…)

Average Balance Sheet For the Year Ended 30 September 2001	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	1,081	56	5.18%
Due from other financial institutions	155	4	2.58%
Investment / trading securities	3,738	232	6.21%
Loans and other receivables	39,815	3,019	7.58%
Total interest earning assets	44,789	3,311	7.39%
NON-INTEREST EARNING ASSETS :			
Bills receivable	47		
Property, plant and equipment	554		
Other assets	4,498		
Provision for doubtful debts	(184)		
Total non-interest earning assets	4,915		
TOTAL ASSETS	49,704		
INTEREST BEARING LIABILITIES :			
Retail funding	24,785	961	3.88%
Other deposits	7,718	449	5.82%
Due to other financial institutions	482	13	2.70%
Domestic borrowings	2,828	162	5.73%
Offshore borrowings(1)	8,372	491	5.86%
Total interest bearing liabilities	44,185	2,076	4.70%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	163		
Other non-interest bearing liabilities	1,684		
Total non-interest bearing liabilities	1,847		
TOTAL LIABILITIES	46,032		
SHAREHOLDERS' EQUITY(2)	3,672		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	49,704		
Interest Spread(3)			2.69%
Interest Margin(4)			2.76%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 467.4 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the years ended 30 September 2003 and 30 September 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	September 2003 over September 2002			September 2002 over September 2001		
	Change Due to			Change Due to		
	Volume $m	Rate $m	Total $m	Volume $m	Rate $m	Total $m
INTEREST EARNING ASSETS :						
Cash and liquid assets	(10)	1	(9)	(17)	(9)	(26)
Due from other financial institutions	(1)	1	-	1	-	1
Investment / trading securities	30	11	41	57	(61)	(4)
Loans and other receivables	302	36	338	133	(351)	(218)
CHANGE IN INTEREST INCOME	321	49	370	174	(421)	(247)
INTEREST BEARING LIABILITIES :						
Retail funding	131	34	165	97	(178)	(81)
Other deposits	42	26	68	-	(74)	(74)
Due to financial institutions	2	3	5	(3)	(1)	(4)
Domestic borrowings	6	(2)	4	(24)	(1)	(25)
Offshore borrowings	(33)	43	10	(44)	(117)	(161)
CHANGE IN INTEREST EXPENSE	148	104	252	26	(371)	(345)
CHANGE IN NET INTEREST INCOME	173	(55)	118	148	(50)	98

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	30 September 2003 Notional Amount $m	30 September 2003 Credit Equivalent* $m	31 March 2003 Notional Amount $m	31 March 2003 Credit Equivalent* $m	30 September 2002 Notional Amount $m	30 September 2002 Credit Equivalent* $m
Foreign Exchange						
Spot, Forwards	**13,849**	**263**	13,605	275	15,063	328
Swaps	**5,985**	**277**	5,475	278	5,336	643
Options	**4,321**	**30**	1,458	-	571	16
Total	**24,155**	**570**	20,538	553	20,970	987
Interest Rate						
Futures	**7,627**	**-**	33,746	-	29,179	-
Forward Rate Agreements	**29,830**	**4**	20,835	1	20,180	5
Swaps	**55,382**	**198**	61,310	367	62,457	445
Options	**34**	**-**	38	-	16	-
Total	**92,873**	**202**	115,929	368	111,832	450
Grand Total	**117,028**	**772**	136,467	921	132,802	1,437

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

3.3.5 Derivatives (cont…)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $117.0 billion as at 30 September 2003 (30 September 2002: $132.8 billion).


Counterparty Credit Risk
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10.40%
16.43%
72.32%
0.33%
0.05%
0.47%
1
2
3
4
5
6
Level

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Details of allocations under these plans are contained in the Group's Full Financial report for the 30 September 2003 year.

4 Further Information

4.1 Branches

As at	**Sept 2003**	March 2003	Sept 2002
New South Wales	**222**	225	225
Australian Capital Territory	**13**	14	14
Queensland	**23**	23	22
Victoria	**31**	30	30
South Australia	**109**	111	109
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**404**	409	406
Assets per branch - $m	**155**	140	135
Net Profit[1] per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**1,896**	1,853	1,658
- after income tax, OEI, goodwill and before significant items - $'000	**1,629**	1,589	1,387

(1) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	**Sept 2003**	March 2003	Sept 2002
New South Wales	**4,576**	4,372	4,573
Australian Capital Territory	**146**	143	151
Queensland	**242**	228	225
Victoria	**287**	262	253
South Australia	**1,178**	1,174	1,199
Western Australia	**94**	90	86
Northern Territory	**35**	31	30
	6,558	6,300	6,517
SEALCORP	**604**	591	589
Scottish Pacific	**143**	144	143
St.George Bank New Zealand	**20**	12	-
St.George WEL Limited (formerly WealthPoint Ltd)[1]	**-**	-	93
Total Permanent and Casual Staff	**7,325**	7,047	7,342
Assets per staff - $m	**8.6**	8.1	7.5
Staff per $m assets - No.	**0.12**	0.12	0.13
Net Profit[2] per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**106.9**	106.5	91.5
- after income tax, OEI, goodwill and before significant items - $'000	**91.8**	91.3	76.5
Total Group Workforce[3]	**7,839**	7,579	7,896

(1) Remaining St.George WEL Limited staff have been transferred to SEALCORP.
(2) Before Preference Dividends.
(3) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
1 December 2003	Ex-dividend trading for final ordinary share dividend
5 December 2003	Record date for final ordinary share dividend
19 December 2003	Payment of final ordinary share dividend
19 December 2003	Annual General Meeting
31 March 2004	Financial half-year end

Proposed Dates

Date	Event
2 February 2004	Ex-dividend trading for PRYMES
6 February 2004	Record date for PRYMES
20 February 2004	Payment date for PRYMES
4 May 2004	Announcement of financial results and interim ordinary share dividend
31 May 2004	Melbourne Shareholder Information Meeting
14 June 2004	Ex-dividend trading for interim ordinary share dividend
18 June 2004	Record date for interim ordinary share dividend
02 July 2004	Payment of interim ordinary share dividend
30 July 2004	Ex-dividend trading for PRYMES
6 August 2004	Record date for PRYMES
20 August 2004	Payment date for PRYMES
30 September 2004	Financial year end

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 3745
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au

St.George Bank Limited

ABN 92 055 513 070

Consolidated Financial Statements

for the year ended

30 September 2003

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	NOTE	Consolidated **2003** **$M**	2002 $M
Interest income		3,434	3,064
Interest expense		1,983	1,731
Net interest income		1,451	1,333
Other income	1	910	852
Total ordinary income (net of interest expense)		2,361	2,185
Charge for bad and doubtful debts		102	87
Operating expenses			
- staff		577	586
- computer and equipment		207	250
- occupancy		125	128
- administration and other		261	283
Total operating expenses	1	1,170	1,247
Share of net loss of associates accounted for using the equity method		3	1
Goodwill amortisation and write-off	1	108	182
Profit from ordinary activities before income tax		978	668
Income tax expense	1	325	240
Profit from ordinary activities after income tax		653	428
Net (loss)/profit attributable to outside equity interests		(5)	1
Net profit attributable to members of the Bank		658	427
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		18	17
Net increase in claims equalisation reserve		6	3
Net increase in depositors' and borrowers' redemption reserve		1	-
Net decrease in retained profits on initial adoption of revised AASB 1028 "Employee Benefits"		(1)	-
		24	20
Total change in equity other than those resulting from transactions with owners as owners		682	447
Dividends per ordinary share (cents)	2	95	80
Basic earnings per ordinary share (cents)	3	120.7	74.8
Diluted earnings per ordinary share (cents)	3	120.8	76.0
Basic earnings per preferred resetting yield marketable equity security ($)	3	6.36	6.36

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2003

	NOTE	Consolidated 2003 $M	2002 $M
ASSETS			
Cash and liquid assets		769	414
Due from other financial institutions		335	239
Trading securities		5,276	5,778
Investment securities		143	391
Loans and other receivables		48,904	42,767
Bank acceptances of customers		3,391	1,662
Investment in associated companies		7	10
Other investments		102	108
Property, plant and equipment		506	546
Goodwill		1,268	1,377
Other assets		2,013	1,712
TOTAL ASSETS		62,714	55,004
LIABILITIES			
Deposits and other borrowings		45,291	38,394
Due to other financial institutions		501	912
Bank acceptances		3,391	1,662
Provision for dividends		10	221
Income tax liability		320	272
Other provisions		93	115
Bonds and notes		5,548	7,303
Loan capital		1,080	1,002
Bills payable and other liabilities		2,115	1,285
TOTAL LIABILITIES		58,349	51,166
NET ASSETS		4,365	3,838
SHAREHOLDERS' EQUITY			
Share capital	4	3,468	3,349
Reserves		104	79
Retained profits	5	442	71
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		4,014	3,499
Outside equity interests in controlled entities		351	339
TOTAL SHAREHOLDERS' EQUITY		4,365	3,838

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	Consolidated 2003 $M	Consolidated 2002 $M
Interest received	**3,441**	3,074
Interest paid	**(2,109)**	(1,762)
Dividends received	**3**	2
Other income received	**1,009**	926
Operating expenses paid	**(1,205)**	(1,171)
Income taxes paid	**(259)**	(231)
Net proceeds from/(payments for) the sale and purchase of trading securities	**472**	(2,208)
Net cash provided by/(used in) operating activities	**1,352**	(1,370)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of controlled entities	**-**	(33)
Disposal of controlled entities	**(4)**	(2)
Restructuring costs	**(20)**	(18)
Net proceeds from sale and purchase of investment securities	**247**	72
Net increase in loans and other receivables	**(6,208)**	(2,764)
Payments for shares	**(4)**	(24)
Proceeds from sale of shares	**12**	28
Research and development costs	**(6)**	(11)
Payments for property, plant and equipment	**(53)**	(74)
Proceeds from sale of property, plant and equipment	**64**	10
Net increase in other assets	**(2)**	(232)
Net cash used in investing activities	**(5,974)**	(3,048)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**7,024**	2,542
Proceeds from other borrowings	**9,901**	19,758
Repayment of other borrowings	**(10,845)**	(19,232)
Proceeds from loan capital	**249**	301
Repayment of loan capital	**(39)**	-
Net (decrease)/increase in other liabilities	**(434)**	95
Proceeds from the issue of shares	**5**	99
Net proceeds from the issue of a perpetual note	**17**	-
Dividends paid	**(374)**	(290)
Net cash provided by financing activities	**5,504**	3,273
Net increase/(decrease) in cash and cash equivalents	**882**	(1,145)
Cash and cash equivalents at the beginning of the financial year	**(469)**	676
Cash and cash equivalents at the end of the financial year	**413**	(469)

NOTE 1 INDIVIDUALLY SIGNIFICANT ITEMS

	Consolidated 2003 $M	2002 $M
Other Income		
Other income before individually significant item	910	834
Individually Significant Item		
Profit on sale of shares	-	18
Total other income	910	852
Operating expenses		
Operating expenses before individually significant items	1,170	1,135
Individually Significant Items		
Write-down of investments	-	22
Restructure costs	-	30
Write-off of deferred expenditure balances	-	60
	-	112
Total operating expenses	1,170	1,247
Goodwill		
Goodwill charge before significant item	108	110
Individually Significant Item		
Goodwill write-off	-	72
Total goodwill charge	108	182
Income tax expense		
Income tax expense before individually significant items	325	270
Individually Significant Items		
Income tax expense on profit on sale of shares	-	4
Income tax benefit on write-down of investments	-	(7)
Income tax benefit on restructure costs	-	(9)
Income tax benefit on deferred expenditure balances	-	(18)
	-	(30)
Total income tax expense	325	240
SUMMARY		
Loss before tax from individually significant items	-	(166)
Tax benefit attributable to individually significant items	-	(30)
Net loss after tax from individually significant items	-	(136)

Discussion

There were no significant items during the year. Discussion regarding comparatives can be found in the 2002 Full Financial Report and Concise Financial Report.

NOTE 2 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	Consolidated $M	Date of Payment	Franking Rate	Percentage Franked
2003					
Interim 2003 - ordinary shares	45.0	227	2-Jul-03	30%	100%
Final 2002 - ordinary shares (1)	42.0	209	13-Dec-02	30%	100%
Depositary capital securities (2) (8)		9	31-Dec-02	-	-
Depositary capital securities		16	30-Jun-03	-	-
Depositary capital securities (3)		8	31-Dec-03	-	-
Preferred resetting yield marketable equity securities (5)		7	20-Feb-03	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-03	30%	100%
Preferred resetting yield marketable equity securities (7)		2	20-Feb-04	30%	100%
		488			
2002					
Interim 2002 - ordinary shares	38.0	188	2-Jul-02	30%	100%
Final 2002 - ordinary shares (1)	42.0	209	13-Dec-02	30%	100%
Depositary capital securities (4)		10	31-Dec-01	-	-
Depositary capital securities		19	28-Jun-02	-	-
Depositary capital securities (2)		10	31-Dec-02	-	-
Preferred resetting yield marketable equity securities (6)		7	20-Feb-02	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-02	30%	100%
Preferred resetting yield marketable equity securities (5)		2	20-Feb-03	30%	100%
		455			

(1) During the year, accounting standard AASB 1044 "Provisions, Contingent Liabilities, and Contingent Assets", was adopted by the consolidated entity for the first time. Consequently, provision for dividends are no longer recognised until the date they have been determined, declared or publicly recommended. The effect of this change has been to increase opening retained profits and decrease provision for dividend by the 2002 final ordinary dividend at 1 October 2002. At the date of its declaration on 6 November 2002, the final ordinary dividend was brought to account.

(2) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million related to the 2002 financial year.

(3) A total dividend of approximately $16 million will be payable on 31 December 2003 of which $8 million relates to the 2003 financial year.

(4) A total dividend of $21 million was paid of which $10 million related to the 2002 financial year.

(5) A total dividend of $9 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $2 million related to the 2002 financial year.

(6) A total dividend of $10 million was paid on 20 February 2002 of which $7 million related to the 2002 financial year.

(7) A total dividend of $9 million will be payable on 20 February 2004 of which $2 million relates to the 2003 financial year.

(8) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent Events	*Cents Per Share*	*Consolidated $M*	*Date Payable*	*Franking Rate*	*Percentage Franked*
Since the end of the financial year, the directors declared the following dividend:					
Final - Ordinary	50.0	253	19-Dec-03	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2003 and will be recognised in subsequent financial statements.

Dividend Franking Account

It is anticipated that the balance of the consolidated franking account will be $319 million (2002: $131 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends recognised as a liability or proposed but not declared as at the end of the year; and

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

NOTE 3 EARNINGS PER SHARE

	Consolidated 2003	2002
Earnings Per Share		
Basic - ordinary (cents)	**120.7**	74.8
Diluted - ordinary (cents)	**120.8**	76.0
Basic - *Preferred Resetting Yield Marketable Equity Security* (PRYMES) ($)	**6.36**	6.36
Alternative earnings per share (1)		
Basic - ordinary (cents)	**142.2**	124.7
Diluted - ordinary (cents)	**141.7**	124.1
Weighted average number of shares		
Basic - ordinary	**502,313,510**	493,146,546
Impact of potential dilutive issue:		
Options over ordinary shares	**238,540**	291,840
PRYMES	**15,016,706**	17,383,746
Diluted - ordinary	**517,568,756**	510,822,132
Basic - PRYMES	**3,000,000**	3,000,000

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Reconciliations of earnings used in calculating earnings per share	**$M**	$M
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	**653**	428
Less Net (loss)/profit attributable to outside equity interests	**(5)**	1
Preference dividends	**52**	58
Earnings used in calculating basic earnings per share	**606**	369
Add Goodwill amortisation	**108**	110
Net after tax impact of individually significant items	**-**	136
Earnings used in calculating alternative basic earnings per share	**714**	615
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	**653**	428
Less Net (loss)/profit attributable to outside equity interests	**(5)**	1
Preference dividends	**52**	58
Add *Earnings adjustments on potentially dilutive issues*	**19**	19
Earnings used in calculating diluted earnings per share	**625**	388
Add Goodwill amortisation	**108**	110
Net after tax impact of individually significant items	**-**	136
Earnings used in *calculating alternative diluted earnings per share*	**733**	634
(c) Basic earnings attributable to PRYMES	**19**	19

	Note	Consolidated 2003 $M	2002 $M	2003 No. of shares	2002 No. of shares
NOTE 4 SHARE CAPITAL					
Capital					
505,592,816 fully paid ordinary shares (2002: 498,097,921)	(a)	**3,162**	3,043		
3,000,000 fully paid preferred resetting yield marketable equity securities (2002: 3,000,000)		**291**	291		
General reserve		**15**	15		
		3,468	3,349		
(a) Movement in ordinary share capital					
Balance at beginning of financial year		**3,043**	2,821	**498,097,921**	483,828,232
Ordinary shares issued		**119**	222	**7,494,895**	14,269,689
Balance at end of financial year		**3,162**	3,043	**505,592,816**	498,097,921

Issued and uncalled capital
6,069 Borrowers' shares unpaid (2002: 8,028)
300,842 Depositors' shares unpaid (2002: 330,233)

NOTE 5 RETAINED PROFITS	2003 $M	2002 $M
Retained profits at the beginning of the financial year	**71**	102
Adjustments to opening retained profits		
Reversal of 2002 final ordinary dividend on initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**209**	-
AASB 1028 "Employee Benefits" adjustment	**(1)**	-
Adjusted opening retained profits	**279**	102
Net profit after income tax attributable to members of the Bank	**658**	427
Total available for appropriation	**937**	529
Dividends recognised during the year	**(488)**	(455)
Transfer to reserve	**(7)**	(3)
Retained profits at the end of the financial year	**442**	71

NOTE 6 EXECUTIVE OPTION PLAN

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

					Movements during the year					
Date Options Granted	Exercise Period (1)		Exercise Price (5) (2)	Options outstanding 1 Oct 2002	Number of Options Granted	Number of Options Forfeited	Number of Options Exercised	Options outstanding 30 Sep 2003	Senior Executives in Plan (3)	Fair Value of each Option Granted during the year ($) (4)
30-Nov-98	15-Nov-02 to	30-Nov-03	10.30	75,000			75,000	-		
30-Nov-98	15-Nov-03 to	30-Nov-03	10.30	75,000			75,000	-		
30-Nov-98	30-Nov-01 to	30-Nov-03	10.30	120,000			120,000	-		
02-Jun-99	08-Dec-02 to	02-Jun-04	10.73	30,000			30,000	-		
02-Jun-99	08-Jun-03 to	02-Jun-04	10.73	30,000			30,000	-		
03-Nov-99	08-Nov-02 to	08-May-03	10.34	45,000			45,000	-		
20-Dec-99	20-Dec-02 to	20-Dec-04	10.86	80,000			80,000	-		
17-Mar-00	17-Mar-03 to	17-Mar-05	11.39	30,000				30,000	1	
01-Nov-00	15-Nov-03 to	01-Nov-05	11.14	66,667		66,667		-		
01-Oct-01	15-Nov-03 to	01-Oct-06	14.64	66,667		66,667		-		
01-Oct-01	15-Nov-04 to	01-Oct-06	14.64	133,334		133,334		-		
12-Dec-01	12-Jun-04 to	12-Dec-06	16.91	250,000				250,000 }		
12-Dec-01	12-Jun-05 to	12-Dec-06	16.91	250,000				250,000 }	1	
12-Dec-01	12-Jun-06 to	12-Dec-06	16.91	500,000				500,000 }		
01-Oct-02	15-Nov-04 to	01-Oct-07	18.16	-	148,429			148,429 }		2.33
01-Oct-02	15-Nov-05 to	01-Oct-07	18.16	-	148,429			148,429 }	8	2.33
01-Oct-02	15-Nov-05 to	01-Oct-07	18.16	-	148,429			148,429 }		2.33
			TOTAL	1,751,668	445,287	266,668	455,000	1,475,287		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Black-Scholes option pricing model. This valuation takes into account the price at the grant date, the expected life of the option, the exercise price for the options, expected dividends and volatility in the price of the underlying stock. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). If the options granted during the year were expensed at their fair value, there would have been a $1 million reduction in the consolidated entity's and Bank's current year after tax profit.

(5) The options granted during the year are exercisable subject to tenure and the satisfaction of the following conditions:

(i) Tranche (1) - First exercisable date of 15 November 2004
Basic earnings per ordinary share (calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2002, which was 124.7 cents) before goodwill and significant items (unless specific items are are determined by the Board for inclusion) (the EPS) for the year ending 30 September 2003 must exceed 137.17 cents.

If the EPS for tranche (1) is not achieved, the Options offered under tranche (1) will accumulate to tranche (2).

(ii) Tranche (2) - First exercisable date of 15 November 2005
EPS for the year ended 30 September 2004 must exceed:
(a) the EPS for the year ended 30 September 2003 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounded annually.

If the EPS for tranche (2) is not achieved, the Options offered under tranche (2) (including Options accumulated from tranche (1) to tranche (2), if any) will accumulate to tranche (3).

(iii) Tranche (3) - First exercisable date of 15 November 2005
EPS for the year ended 30 September 2005 must exceed:
(a) the EPS for the year ended 30 September 2004 by more than 10%; or
(b) that figure which EPS would have reached had the EPS for the year ending 30 September 2002 grown at an annual rate of 10%, compounded annually.

03 NOV 24 AM 7:21

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (includes this page):	30
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**FULL YEAR RESULTS PRESENTATION**
Date Sent:	5 November 2003

I attach slides of a presentation to analysts currently being made by the St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11.30 am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

FULL YEAR RESULTS

5 November 2003

st.george

SERVICE!

2

AGENDA

RESULT HIGHLIGHTS: Gail Kelly

FINANCIAL OVERVIEW: Steve McKerihan

STRATEGY OVERVIEW: Gail Kelly

WE HAVE DELIVERED A QUALITY RESULT

- Strong revenue growth
- Costs well managed
- Robust interest margin
- Superior credit quality maintained
- Effective implementation of strategy

PROFIT RESULT

	Sep 2003	Sep 2002	% Change
Profit Before Sig. Items	$606m	$505m	20
Profit After Sig. Items	$606m	$369m	64
Earnings per Share*	142.2¢	124.7¢	14
Return on Equity*	20.3%	19.5%	
Expense to Income*	49.6%	52.4%	
Dividend	95 cents	80 cents	19

*Calculated before significant items and goodwill amortisation

SUSTAINED FINANCIAL PERFORMANCE


$m
NPAT^
606
610
410
210
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03


cents
EPS*
142.2
150
110
70
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03


%
ROE*
20.3
22
18
14
10
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03


%
Expense/Income Ratio*
49.6
64
56
48
40
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

^Before significant items
*Calculated before significant items and goodwill amortisation

STRONG GROWTH IN ASSETS AND LIABILITIES


Total Lending*
19.8%
$bn
60.1
60
50
40
30
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03


Total Retail Deposits
13.3%
$bn
33.6
35
25
15
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

*On and off balance sheet

BUILDING INCOME

Net-Interest Income


8.9%
$bn
1.45
1.5
1.0
0.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

Non-Interest Income


9.1%
$bn
0.91
1.0
0.8
0.6
0.4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

ROBUST MANAGED FUNDS GROWTH

Total Managed Funds


13.6%
$bn
19.8
24
19
14
9
4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

- **SEALCORP funds under administration up 15.6%**
- **Advance funds under management up 14.1%**

Percentages compare Sep-02 year to Sep-03 year

CREDIT QUALITY REMAINS EXCELLENT

Non-Accruals/Total Receivables


Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.54
0.11
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Asset quality across Group continues to be excellent
- Specific provisioning coverage for non-accruals has increased to 59.3% from 51.3%
- Bad debts/average total receivables stable at 0.22%

Percentages compare Sep-02 year to Sep-03 year

DELIVERING ON TARGETS

	TARGET	OUTCOME
EPS Growth 2003	Sep-02: 10% May-02: 11-13% upgrade Aug-03: 13-14% upgrade	14%
EPS Growth 2004/5	Double digit	Reaffirmed
Cost to Income	Sub 50% FY04	Achieved in 1H03
Capital	Tier one 7-7.5%	7.2%
Credit Quality	Maintain positive differential to the majors	Achieved
Customer Satisfaction	Maintain positive differential to the majors	Achieved

FINANCIAL OVERVIEW

Steve McKerihan
Chief Financial Officer

st.george SERVICE!

CLEAN OPERATIONAL RESULT


$m
750
675
600
525
450
375
300
505*
Net Interest Income
118
76
Non-Interest Income
6
Preference Dividends
4
Equity Interests & Associates
Income Tax
55
33
Operating Expenses
BDD
15
606
Sep-02
Sep-03

*Excludes significant items

BUSINESS VOLUMES GROW STRONGLY

	Sep 2003 $bn	Sep 2002 $bn	Change %	Market Growth %
Total Lending**	60.1	50.2	19.8	12.5^
Retail Deposits	33.6	29.7	13.3	9.9^^
Managed Funds	19.8	17.4	13.6	9.7*

* Source: ASSIRT- Total retail managed funds
** Includes securitised loan balances and bill acceptances
^ Source: RBA Bulletin - Total aggregate credit growth (system) to Aug-03 annualised
^^ Source: Australian Bankers' Association – Total retail deposits to Aug-03 annualised

RETAIL DEPOSITS GROWTH

Retail transaction account balances



15.4%*
$bn
7.6
7.5
7.4
7.3
7.2
7.1
7.0
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Freedom launch

- Freedom account launched
- Simplified product range (8 to 1) reducing complexity for customers and staff
- Rewards customers for holding higher balances
- Transaction account fee income remains stable

* Annualised

MARGIN STRENGTH MAINTAINED

15

Interest Margin



%
3.0
2.8
2.6
2.4
2.2
2.0
2.76
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Margins for individual products remain stable
- Strong growth in assets impacting funding mix

NON-INTEREST INCOME

16

	Sep-03 $m	Sep-02 $m	Change %
Product fees & commissions			
-deposits & other accounts	216	204	6
-electronic banking	182	155	17
-lending	68	76	(11)
Managed funds	172	178	(3)
Financial markets	53	45	18
Securitisation	82	73	12
Bill Acceptance Fees	48	32	50
Sale of Property	25	1	
Other	64	70	(9)
TOTAL	910	834	9

LENDING FEES

- Gross lending fees up 18% FY02 to FY03
- Broker fees up due to increased inflows and accelerated amortisation
- One-off adjustment to amortisation from 4 to 3 years equals $7m

MANAGED FUNDS INCOME

- Managed funds have grown 13.6%
- Majority of growth in second half of 2003
- Wholesale funds in Sealcorp and Advance up 23%
- Product margins stable

REINVESTING FOR SUSTAINABLE GROWTH

19


$m
1200
1140
1080
1020
960
1135
EBB cost savings
60
58
Underlying Expenses
37
Incremental Investment
1170
Operating Expenses 2002
Operating Expenses 2003

DEFERRED EXPENDITURE DECLINES FURTHER

20

	$m
Sep-02 balance	185
New spend	39
Amortisation	(75)
Sep-03 balance	149

Further decline expected in 2004

SEGMENTAL PROFIT

	Sep-03 $m	Change* %	Cost to Income Ratio 2003 %	Cost to Income Ratio 2002 %
Personal Customers	533	12.7	52.5	53.4
Institutional & Business Banking	334	18.9	33.3	37.0
BankSA	143	19.2	48.3	53.0
Wealth Management	76	8.6	70.8	75.0
Total	1086	15.0	49.6	52.4

*Since Sep-02

EFFECTIVE CAPITAL MANAGEMENT

- Capital generation supporting organic growth
- Tier one capital 7.2%
- US$2.5bn mortgage securitisations:
  - March US$1.1bn
  - September US$1.4bn
- Subordinated debt issues:
  - May A$250m
  - October US$400m
- Total dividend 95 cents

TRACK RECORD OF DIVIDEND GROWTH

Dividends Sep-00 to Sep-03


CAGR = 20%
cents
55
45
35
25
29
31
34
38
42
45
50
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Seven consecutive increases in dividend payments
- All dividends fully franked
- Dividend Reinvestment Plan continues

2004 PROFIT OUTLOOK

- Strong underlying momentum
- Yield curve steepening
- 4% pay increase effective 1 October 2003
- Estimated interchange fee impact $20m*
- Continued investment in future growth
- On track for 2004 EPS growth target

* c.$10m credit card and c.$10m Visa debit cards. Impact on 2004 pre-tax earnings for 11 month period

STRATEGY OVERVIEW

Gail Kelly Managing Director

st.george

SERVICE!

- **PRIORITIES UPDATE**
- **CONTINUOUS SERVICE IMPROVEMENT**
- **YEARS 2004 AND 2005**

2003 – YEAR OF IMPLEMENTATION

- **Home loans -** Reversed the trend
- **Middle market -** High quality growth
- **Wealth management -** Focused performance
- **Productivity management -** Disciplines established
- **Team -** Stable, high quality and aligned
- **Integrated sales and service -** Program successfully launched
- **Victoria -** Targeted growth strategy underway

HOME LOANS – MEETING THE CHALLENGES

Residential Receivables


18.2%
$bn
8.6%
42.8
50
40
30
20
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- **Improving retention**
- **Increased productivity in proprietary channels**
- **Segmented approach to broker channel**
- **Increased focus on Vic, Qld and WA**
- **Product innovation**

IMPROVING RETENTION

Run-off Rate^


%
25
24
23
22
21
20
23.9*
21.9
2002
2003

- Dedicated retention team in place – 40 people
- Focus on relationship management and service
- Increased use of predictive modelling to determine 'at risk' customers
- Network now accountable for retention and sales
- Product mix and features more retention friendly

* Number differs from May due to the elimination of internal churn and more accurate calculation of the draw down of lines of credit

^Run-off rate includes contractual repayments, payouts, pre-payments and refinancings

IMPROVING BROKER RELATIONSHIPS

Loan Origination*


31%
12 months to Sep-02
39%
12 months to Sep-03
Broker originated loans

- Targeted approach
  - segmentation
  - Vic, Qld and WA
- *Sales from proprietary channels increased 15% in 2003*
- Retention and credit characteristics for broker and proprietary loans are similar

*Settlements

IMPROVING THE MIX

Proportion of Loan Settlements by Product Category^


%
40
30
20
10
0
39.5
20.4
30.2
34.0
0.0
5.0
Introductory
Portfolio
New Products*
2002 ■ 2003

^Selected categories only
*No Deposit, Low Doc, Seniors Access

MIDDLE MARKET – CONTINUED SUCCESS

- Market leading service model
- Complete product and service offering
- High level of customer loyalty and retention
- Focused around 6 key industries
- Increasing brand awareness

EXCELLENT GROWTH AND CREDIT QUALITY

Total Middle Market Receivables


24.5%
$bn
10.0
9.0
8.0
7.0
6.0
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Impaired Assets/ Total Middle Market Receivables


%
0.8
0.6
0.4
0.2
0.0
0.22
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Middle market segment criteria unchanged

MIDDLE MARKET – DEEPENING RELATIONSHIPS

Products per Customer


7.0
5.5
4.0
2.5
5.8
6.4
6.5
2.9
3.2
3.4
Sep-02
Mar-03
Sep-03
▪ Total IBB KARM Customers*

Market Share^


%
5.6
5.2
4.8
4.4
4.0
4.2
4.5
4.9
5.2
5.5
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03

*KARM – Key Account Relationship Management
^East and Partners Ltd – Australian Commercial Transaction Banking Markets

MIDDLE MARKET - A QUALITY PORTFOLIO

- Existing prudent credit policies maintained
- 66% of new business sourced from existing customers
- Active strategy to source referrals from existing customers
- Minimal customer churn
- 21 net non-accrual loans totalling $22m, largest is $7m next largest is $2m

PROPERTY LENDING

- Property comprises 44% of total commercial lending: $5.8bn
  - commercial investment lending $4.7bn
  - construction lending $1.1bn
- A core competency since 1986
- Well diversified by geography, sector and borrower
- No property loan is impaired
- No specific provisions raised on any property lending in FY03
- >75% of growth has occurred in core markets

PROPERTY LENDING

COMMERCIAL INVESTMENT LENDING

- Integral to wider banking relationships
- Underpinned by long-term leases with strong rental flows
- No substantial exposure to any single property

CONSTRUCTION LENDING

- Minimal exposure to CBD residential developments: Sydney 1, Brisbane 1, Perth 1, Melbourne 0, Adelaide 0
- Average LVR for construction lending is 52%
- Minimal exposure to any single builder or construction project

WEALTH MANAGEMENT

- Clean portfolio
- Delivering strong organic growth
- Solid performance by all businesses
- Leveraging Group's customer base and ISS* investment
- Building competitive advantage with clear priorities
  - scale platform (ASGARD)
  - distribution partnerships
  - leadership economics
  - GOLD customer base

* Integrated Sales and Service

SEALCORP – GROWTH CONTINUES

Funds Under Administration


15.6%
$bn
15
12
9
6
14.3
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- A complete platform offering
- Leveraging scale
- Growth in Master Trust and Wrap
- Expanded distribution through AMP wrap alliance

GOLD – A STRATEGIC PRIORITY

Customer Numbers*


(000's)
120
80
40
0
64
80
106
Sep-02
Mar-03
Sep-03

- Gold customer satisfaction has increased and remains high
- Customer retention 97%
- Targeted outbound marketing campaigns underway
- Gold customer 5 times more receptive to direct sales
- Next phase in re-design underway

*Gold segment eligibility criteria unchanged

VICTORIA - A FOCUS FOR GROWTH

- An alternative to the majors in key customer segments
- Differentiated by customer service delivery
- Initial focus on - Middle market
  - Gold
  - Home loans
- Measured approach to infrastructure build
- General Manager appointed in Feb-03
- Total lending balance growth* 1H03 8%, 2H03 28%
- Applying learnings to Qld and WA

* Annualised

- PRIORITIES UPDATE
- **CONTINUOUS SERVICE IMPROVEMENT**
- YEARS 2004 AND 2005

CONTINUOUS SERVICE IMPROVEMENT – OUR APPROACH

- Different starting position
- Culture supports continuous service improvement
- Focus on building to last
- Investment in customer facing staff
- Listening to the customer

PEOPLE ARE THE KEY

MIDDLE MARKET - CONTINUOUS SERVICE IMPROVEMENT

Refinement 2003+

- *Integrated Sales and Service*
- *Industry focus*
- Skill development

Implementation 2002

- Training
- Measures
- Rewards
- Support

Phase I Outcome

- *Strong growth*

Phase II Outcomes

- *Service reputation*
- High levels of retention

Phase III Outcomes

- *Strong referrals*
- Brand strength

GOLD - CONTINUOUS SERVICE IMPROVEMENT

Platform for Expansion 2003+
- *Roll-out to broker introduced customers*
- Proactive contacting
- ISS leverage
- *Refine proposition*

Develop 2002
- Skilling/support
- Single point resolution
- Outbound campaigns

Phase I Outcome
- Immediate improvement in retention

Phase II Outcomes
- Superior customer satisfaction

Phase III Outcomes
- Strong growth
- New customer focus

CONTINUOUS INVESTMENT IN THE BUSINESS

Product
- eWrap Systems Development and Enhancement
- Treasury Settlement Systems
- Receivables System Replacement

Channels
- Internet Banking
- Front End Home Loans System (1)
- Home Loans (2)
- Group Lending Systems
- Business Banking Online Development
- ASGARD Platform Upgrade

Customer Experience
- Front Line Integrated Sales and Service System and Culture
- IP Enabled Branch Teller System
- Leads Management System and Culture
- Group Data Warehouse Development

2001-03 | 2004 plan

Not exhaustive list

FY04: SUPPORTING CONTINUOUS INVESTMENT

Projects for 2004


Revenue protection
Revenue growth
Benefit
Infra-structure
Asgard Platform
Compliance
Teller Platform
Sales & Serv.
Vic.
Wealth projects
$4M
Growth
Infrastructure
Compliance
Revenue
Cost

Excludes self-funded productivity enhancement projects

CONTINUOUS REINVESTMENT PROCESS

People

- Additional customer facing staff
- Re-align front-line to meet customer needs
- Optimise team and organisation structure
- Recruit skilled people with specific industry experience

Proficiency

- Leadership development and succession planning
- Sales and service skilling for front line people
- Relationship management coaching
- Performance management

RIGHT PEOPLE, RIGHT JOBS, RIGHT SKILLS

CONTINUOUS COST FOCUS 2004+

FRONT OFFICE

- Review/remove non-sales activities in branches
- Call centre redesign

BACK OFFICE

- Organisation redesign to group processing
- Expand image processing
- Home loan end-to-end process improvements

INFRASTRUCTURE AND CORPORATE SERVICE

- Eliminate duplicative systems
- Drive purchasing and property efficiencies
- Marketing services re-design
- Internal charging disciplines

Productivity enhancements projects are self-funded

DIFFERENTIATED CUSTOMER SATISFACTION

Customer Satisfaction


%
80
75
70
65
60
55
50
72.8
62.7
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Sep 2003
Base: Respondents with transaction accounts at institution (aged 14+)

REGULAR TRACKING OF SERVICE MEASURES

Customer Satisfaction*


%
90
80
70
60
50
40
Apr-99
Aug-99
Nov-99
Mar-00
Jul-00
Oct-00
May-01
Oct-01
Mar-02
Sep-02
Aug-03
Overall satisfaction with St.George
Branch experience satisfaction
Telephone contact satisfaction

Since May 1999...

- **Overall customer satisfaction up 29%, up 4% in 2003**
- **Branch experience satisfaction up 24%, up 2.5% in 2003**
- **Telephone service satisfaction up 23%, up 4% in 2003**

*Jones Donald survey; 11 waves; 130,000+ customers surveyed

CUSTOMER SERVICE – KEY FOCUS FOR TEAM

Gail Kelly
Managing Director

Andrew Thorburn Personal Customers

Paul Fegan Wealth Management

Greg Bartlett IBB

Rob Chapman BankSA

Peter Clare Strategy

John Loebenstein IT

Luke Bunbury* Customer Service

Brett Wright Human Resources

Steve McKerihan CFO

* Newly appointed in September 2003

- PRIORITIES UPDATE
- CONTINUOUS SERVICE IMPROVEMENT
- YEARS 2004 AND 2005

TARGETS – FY2004 AND FY2005

EPS Growth 2004	10-11%
EPS Growth 2005	double digit
Cost to Income in 2004	Remain sub 50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

ST.GEORGE – KEY MESSAGES

- Quality operational result
- 'Back to basics' strategy delivering
- Continuous service improvement culture in place
- Differentiated growth strategy

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

RETHINK

st.george

news release

7 November 2003
RE041103

ST.GEORGE NEW BENCHMARKS OVERSUBSCRIBED

St.George Bank Limited announces the pricing today of a $500 million Fixed and Floating Rate Transferable Deposits issue. The initial offer of $400 million was increased to $500 million due to oversubscription. At final allotment the Floating Rate series was upsized by $100 million in order to satisfy strong investor demand.

The $200 million Fixed Rate series was priced at a margin of 58 basis points over the 15 August 2008 Commonwealth Government bond, offering a semi annual yield of 6.445% to investors. This is equivalent to 25 basis points over swap. The coupon is 6.25%. The $300 million Floating Rate series priced at a re-offer margin of 3 Month BBSW +25 basis points per annum.

Both series of Transferable Deposits will mature on 15 August 2008 and will be settled on 12 November 2003. The issue was Lead Managed by St.George, with SG Australia Ltd and National Australia Bank Ltd as Co-Managers.

The issue creates two new benchmarks and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million stock lending facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Ends...

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

RETHINK

st.george

news release

6 November 2003
RE031103

ST.GEORGE ESTABLISHES NEW A$ BENCHMARKS

St.George Bank Limited announced today the launch of A$400 million Fixed and Floating Rate Transferable Deposits ("FRTDs") issue. The FRTD's will mature on 15 August 2008, creating two new benchmark issues and will extend the St.George yield curve beyond four years. Pricing is expected on Friday 7 November.

The issue will comprise a minimum Fixed Rate Series of A$200 million and consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

St.George Bank is the Lead Manager for the transaction with National Australia Bank Ltd and SG Australia Ltd acting as Co-Managers. Secondary market liquidity should be supported by the provision of a Stock Lending Facility of A$100 million for the Fixed Rate Series.

Ends...

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510